THIS DOCUMENT IS A COPY OF THE FORM 6K FILED ON DECEMBER 31, 2002 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

TRIVALENCE MINING CORPORATION

(Translation of registrant's name into English)

502 815 HORNBY ST., VANCOUVER, B.C., CANADA V6Z 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X_(SEC File No. 0-29908)         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .X..  No .....

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-4688

•

•

 EXHIBITS

Exhibit 1	Joint Venture Agreement Botswana among Tinto Botswana Exploration Pty Limited et al and the Regisitrant

Joint Venture Agreement

Kokong Project, Botswana

_____________________________

Tinto Botswana Exploration Pty Limited

Rio Tinto Mining and Exploration Limited

Pioneer Mining Company N.V.

and

Trivalence Mining Corporation

TABLE OF CONTENTS

       Page

1.

Definitions and Interpretation

1

1.1

Definitions

1

1.2

Interpretation

8

1.3

Incorporation of Schedules

9

2.

Conditions Precedent

9

2.1

Agreement is conditional

9

2.2

Responsibility for Procedure

9

2.3

Each Party to assist

10

2.4

Termination on failure of conditions precedent

10

2.5

Consequences of termination

10

2.6

Maintenance of the Licences

10

3.

Purposes and Term

10

3.1

General

10

3.2

Purposes

11

3.3

Limitation

11

3.4

Effective Date and Term

11

4.

Representations and Warranties

11

4.1

Capacity

11

4.2

Representations and Warranties

12

4.3

Acknowledgement

13

4.4

Disclosures and Indemnity

13

4.5

Covenants of PMC and Trivalence

13

4.6

Obligations of the Parties

13

5.

Relationship of the Participants

14

5.1

No Partnership

14

5.2

Tax Returns

14

5.3

Other Business Opportunities

14

5.4

Alienation of Joint Venture Assets

14

5.5

Implied Covenants

15

6.

Earn-In Period

15

6.1

Rio Tinto's Initial Interest

15

6.2

Additional Interest

16

6.3

Withdrawal following completion of Year 1 Work Expenditure

16

6.4

Transfer of Joint Venture Assets

17

6.5

Diamonds recovered before Vesting Date

17

6.6

Title to Licences

17

7.

Interests and Contributions of Participants

17

7.1

Initial Participating Interests

17

7.2

Changes in Participating Interests

17

7.3

Additional Cash Contributions

18

7.4

Involuntary Dilution

19

7.5

Final Recalculation

19

7.6

Elimination of Minority Interest

20

7.7

Continuing Liabilities upon Adjustment of the Participating Interests

20

7.8

Transfer of Joint Venture Assets

21

8.

Manager

21

8.1

Appointment

21

8.2

Powers and Duties of Manager

21

8.3

Disclaimer

24

8.4

Standard of Care

24

8.5

Resignation and Deemed Offer to Resign

25

8.6

Charges levied by Manager

26

8.7

Transactions with Affiliates

26

8.8

Appointment of Successor Manager

26

9.

Management Committee

27

9.1

Organisation, Composition and Quorum

27

9.2

Decisions

27

9.3

Meetings

27

9.4

Action Without Meeting

28

9.5

Matters Requiring Unanimous Approval

28

10.

Annual Programmes and Budgets

29

10.1

Exploration Programmes and Budgets

29

10.2

Development Programmes and Budgets

29

10.3

Budgets to be sufficient to maintain Licences

30

10.4

Supplementary Programmes and Budgets

30

10.5

Operations Pursuant to Programmes and Budgets

30

10.6

Review and Approval of Proposed Programmes and Budgets

30

10.7

Election to Participate in Exploration Programme and Budget

30

10.8

Budget Overruns and Programme Changes

31

10.9

Emergency or Unexpected Expenditures

31

10.10

Failure to approve Exploration Programme and Budget

31

11.

Contributions, Accounts and Settlements, and Equity Account

32

11.1

Cash Calls

32

11.2

Failure to Meet Cash Calls

32

11.3

Quarterly Statements

32

11.4

Audits

33

11.5

Equity Account

33

12.

Ownership of Joint Venture Assets

34

12.1

Joint Ownership of Joint Venture Assets

34

12.2

Trust of Property not transferred

34

12.3

Joint loss of title

34

13.

Sole Risk

34

13.1

Sole Risk Programme

34

13.2

Role of Management Committee

35

13.3

No Agreement

35

13.4

No adoption of Sole Risk Programme

35

13.5

Other matters

36

14.

Development Decision

36

14.1

Development Procedures

36

14.2

Feasibility Studies

37

14.3

Other Development Opportunities

37

14.4

Withdrawal From Development

38

15.

Mining Entity and Structure of Joint Venture

38

15.1

Mining Entity

38

15.2

Government Rights

39

16.

Disposition and marketing of Diamonds

40

16.1

Taking in Kind

40

16.2

Marketing

40

16.3

After Termination of Marketing Agreement

40

16.4

Government royalties

40

17.

Termination and Withdrawal

41

17.1

Termination by Agreement

41

17.2

Withdrawal

41

17.3

Effect of Termination on Royalties

41

17.4

Continuing Obligations

41

17.5

Disposition of Assets on Termination

41

17.6

Non-Compete Covenants

42

17.7

Right to Data After Termination

42

18.

Transfer of Participating Interest

42

18.1

General

42

18.2

Limitations on Free Transferability

43

18.3

Pre-emptive Right

44

18.4

Exceptions to Pre-Emptive Right

45

19.

Access

45

19.1

The parties to have access

45

19.2

No Interruption to Joint Venture

46

20.

Confidentiality

46

20.1

Confidential Information not to be disclosed

46

20.2

Permitted Disclosure

46

20.3

Use of Confidential Information by employees

47

20.4

Manager to be bound by Confidentiality

47

20.5

Public statements concerning the Joint Venture

48

20.6

Confidentiality obligations to survive termination, etc

48

21.

Force Majeure

48

21.1

No liability during Force Majeure

48

21.2

Remedy of Force Majeure

48

21.3

Mitigation

49

21.4

No requirement to settle labour dispute

49

21.5

Termination for extended Force Majeure

49

21.6

Continued obligation to pay Calls

49

22.

Protection and Rehabilitation

49

22.1

Environmental obligations

49

22.2

Rehabilitation reserves

49

23.

Default

50

24.

Taxation in Botswana

51

25.

Dispute Resolution

51

25.1

Arbitration

51

25.2

Legal Proceedings

52

26.

General Provisions

52

26.1

Service of notices

52

26.2

Waiver

53

26.3

Modification

53

26.4

Governing Law and Jurisdiction

53

26.5

Rule against Perpetuities

53

26.6

Further Assurances

54

26.7

Entire Agreement, Successors and Assigns

54

26.8

Severability

54

Schedule 1

Accounting Procedure

57

Schedule 2

Copy of Licences

62

Schedule 3

Map showing Licence Area

63

Schedule 4

Marketing Agreement

65

Schedule 5

Deed of Assumption

76

RIO TINTO MINING AND EXPLORATION LIMITED

AFRICA/EUROPE REGION

THIS AGREEMENT is made on    February 2002, between:

1.

PIONEER MINING COMPANY N.V., a company incorporated in the Netherland Antilles, whose registered office is at Landhuis Joonch Kaya Richard J Beaujon z/n, Willemstad, Curacao, Netherland Antilles (PMC);

2.

TRIVALENCE MINING CORPORATION, a company incorporated in Canada with its registered office at 502-815 Hornby Street, Vancouver, British Columbia, Canada (Trivalence);

3.

TINTO BOTSWANA EXPLORATION PTY LIMITED, a company incorporated in Botswana, with its registered office at 89 Morgana Close, Gaborone, Botswana (Rio Tinto); and

4.

RIO TINTO MINING AND EXPLORATION LIMITED, a company incorporated in England with its registered office at Seventh Floor, Castlemead, Lower Castle Street, Bristol, England (RTM&E).

RECITALS

A.

PMC has been granted the Licences in respect of the Licence Area in Botswana (which terms are more particularly defined below).

B.

The Parties intend to conduct a joint exploration and evaluation programme upon the Licence Area and eventually develop and operate as one or more mines any economically viable Diamond deposits found on the Licence Area.  To this end, the parties will share the related costs in the percentages and otherwise on the terms and conditions contained in this Agreement.

C.

In the event that any Diamonds are found or produced during Exploration, Development or Mining, Rio Tinto or its nominee will have the entire, sole and exclusive right to market and sell the Diamonds on behalf of the Parties subject and in accordance with the terms of the Marketing Agreement set out in Schedule 4.

NOW IT IS AGREED as follows:

1.

Definitions and Interpretation

1.1

Definitions

Accounting Procedure means the procedures contained in Schedule 1.

Act means the Botswana Mines and Minerals Act 1999.

Additional Expenditure means the additional Work Expenditure required to be incurred by Rio Tinto to earn the Additional Interest.

Additional Interest means the additional 10% Participating Interest that Rio Tinto may elect to earn pursuant to Clause 6.2(a)(ii).

Affiliate;

(a)

when used in relation to Rio Tinto, means Rio Tinto plc, Rio Tinto Limited and any other company or corporation, wherever situated, in which Rio Tinto plc or Rio Tinto Limited owns or controls directly or indirectly more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of such company or corporation; and

(b)

when used in relation to PMC, means Trivalence and any other company or corporation wherever situated in which Trivalence owns or controls, directly or indirectly, more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of such company or corporation.

Agreement means this Joint Venture Agreement, including all amendments and modifications, and all schedules to it.

Annual Budget Meeting means the meeting defined in Clause 9.3(b).

Budget means a detailed estimate of all costs to be incurred by the Participants with respect to a Programme and a schedule of cash advances to be made pursuant to it.

Business Day means a day on which banks are open for business in London.

Commencement Date means the day two Business Days after satisfaction of the conditions precedent set out in Clause 2.1.

Confidential Communications means all communication between the Parties (or any of them) and the Manager, or between the Parties (or any of them), or between the Parties (or any of them) or the Manager and any third person or persons, which relate to any aspect of the Joint Venture or Operations and includes the contents of those communications.

Confidential Information means information of one Party (the Disclosing Party) which is disclosed to or observed by another Party or the Manager (the Receiving Party) in connection with Joint Venture Operations or as a result of the exercise by the Receiving Party of its rights under Clause 19.1 and which is regarded by the Disclosing Party as confidential to it and which includes information relating to technology, processes, products, specifications, inventions and designs, used or developed by the Disclosing Party, and trade secrets and know-how and information of a commercially sensitive nature, but does not include any information which;

(a)

at the time of the first disclosure to or observation by the Receiving Party, was already in the lawful possession of the Receiving Party in written form;

(b)

is in or comes into the public domain otherwise than by disclosure in breach of the terms of this Agreement;

(c)

becomes available to the Receiving Party from any other source provided that it was not acquired directly or indirectly from the Disclosing Party; or

(d)

is Generated Confidential Information.

Declining Participant means the Participant referred to in Clause 14.4.

Defaulting Participant means the Participant referred to as such in Clause 7.4 or Clause 23(a).

Development means all preparation for the commercial removal and recovery of Products, including the construction or installation of a mill or any other improvements to be used for the mining, handling, milling or other processing of Products.

Development Programme and Budget means a programme and budget submitted under Clause 10.2 and includes any supplementary or revised development programme and budgets submitted under Clause 10.4.

Diamonds means diamonds and any precious stones produced from the Licence Area.

Disclosing Party is defined in the definition of Confidential Information.

Dispose in relation to any property means to sell, transfer, assign, create and Encumbrance over, declare oneself a trustee of or part with benefit or otherwise dispose of the relevant property (or any interest in it or any part of it) and includes, without limitation, in relation to a Participating Interest, to enter into a transaction in respect of the Participating Interest (or any interest in or part of it), other than a transaction permitted by this Agreement or which is conditional upon each other Party consenting thereto or waiving certain of its rights under this Agreement in respect thereof or as otherwise agreed by each of the Parties, which results in a person other than the holder of the Participating Interest;

(a)

acquiring any interest in the Participating Interest, including, but not limited to, an equitable interest arising pursuant to a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other security interest in respect of the Participating Interest;

(b)

acquiring any right to receive directly or indirectly any Product in respect of the Participating Interest (or proceeds of the sale of any Product) other than as a purchaser of the Product on arm's length terms;

(c)

acquiring any rights of pre-emption, first refusal or likely control over the disposal of the Participating Interest;

(d)

acquiring any rights of control over the exercise of any voting rights or rights to appoint any representative to the Management Committee attaching to the Participating Interest; or

(e)

otherwise acquiring legal or equitable rights against the holder of the Participating Interest which have the effect of placing the person in the same position as would exist if the person had acquired a legal or equitable interest in the Participating Interest itself.

Earn-in Expenditure means the Work Expenditures totally US$3.5 million to be incurred by Rio Tinto to earn its Initial Interest as detailed in Clause 6.1(b).

Encumbrance means any mortgage, pledge, lien, hypothecation, charge or other form of security interest or interest in the nature of a security interest.

Equity Account means the account described in more detail in Clause 11.5

Exploration means all activities, excluding Development and Mining, directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products in the Licence Area.

Exploration Programme and Budget means a programme and budget submitted under Clause 10.1 and includes any supplementary or revised exploration and programme budgets submitted under Clause 10.4.

Failure Date means the date upon which any failure by a Defaulting Participant to make a contribution or cash call as required by this Agreement becomes apparent.

Feasibility Study means a final report used by the Participants to ascertain whether Products from one or more substantial deposits within the Licence Area are suitable for Development in that they can be profitably extracted, treated and sold to provide the Participants with a reasonable return, having due regard to the profitable recovery of low-grade Products.  Such study will report, in such detail and depth as is normally required by institutional lenders of feasibility studies that form the basis of an application for project financing, on the economic feasibility of establishing a mine and constructing facilities for removing and processing Products.  Such study will include;

(a)

a review of geology, ore reserves, metallurgy, environmental considerations, mining methods, mine capital and operating costs estimates;

(b)

process flow sheets, process plant capital and specifications and requirements;

(c)

surface utility and transportation requirements;

(d)

capital and operating cost estimates;

(e)

rate-of-return calculations;

(f)

general personnel requirements;

(g)

appropriate sensitivity analyses incorporating price and costs sensitivities; and

(h)

such other matters as are normally required by institutional lenders to be included in feasibility studies that form the basis of an application for project financing.

Force Majeure means an event or cause beyond the reasonable control of the Party claiming Force Majeure including, without limitation:

(a)

act of God, lightning, storm, flood, fire, earthquake or explosion, cyclone, tidal wave, landslide, adverse weather conditions;

(b)

strike, lockout or other labour difficulty;

(c)

act of public enemy, war (declared or undeclared), sabotage, blockade, revolution, riot, insurrection, civil commotion, epidemic;

(d)

the effect of any applicable laws, orders, rules or regulations of any government or other competent authority;

(e)

embargo, power or water shortage, lack of transportation, inability to obtain any necessary materials or qualified employees; or

(f)

breakage or accident, or other damage to machinery.

Generated Confidential Information means information which is generated by or on behalf of one or more of the Parties in the course of carrying this Agreement into effect and which is regarded by one or more of the Parties as confidential to it or them and which includes information relating to technology, processes, products, samples, drill core, specifications, inventions and designs developed or produced by or on behalf of one or more of the Parties, and trade secrets and know-how and information of a commercially sensitive nature (including, without limitation, any geological, geophysical, geochemical, exploration, prospecting, mining, processing and engineering information, results, interpretations, reports and analyses), but does not include any information which:

(a)

at the date of this Agreement was already in the lawful possession of one of the Parties in written form, unless they otherwise agree that it should be Generated Confidential Information;

(b)

is in or comes into the public domain otherwise than by disclosure in breach of the terms of this Agreement; or

(c)

becomes available to one or more Parties from any other source provided that it was not acquired directly or indirectly from any of the other Parties.

Government Consents includes all permissions, licences, authorisations, approvals, consents, waivers, exemptions and indications of no objection from all present or future governments whatsoever (whether within or outside Botswana) and all present or future governmental, quasi-governmental or regulatory ministries, departments, bodies, instrumentalities, agencies, enterprises and authorities whatsoever, including, (without limitation), any of the above required under the Act.

Gross Proceeds means the gross proceeds from the sale of Diamonds and Gross

Proceeds Royalty means a royalty equal to a percentage of Gross Proceeds payable to PMC or to Rio Tinto as provided in this Agreement.

Initial Contribution means that contribution each Participant agrees to make, or is deemed to have made to the Joint Venture, pursuant to Clause 6.1.

Initial Interest means the 65% Participating Interest to be earned by Rio Tinto pursuant to Clause 6.1(b).

Joint Account means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Participants.

Joint Venture means the contractual joint venture relationship between the Participants to be established pursuant to this Agreement and to be governed by the terms and conditions of this Agreement.

Joint Venture Assets means all property of whatever kind now held or hereafter required or created or held for use by or on behalf of the Parties or any of them for the purposes of the Joint Venture (including without limitation, the Licences, all Products and all treatment and other facilities established or required by or on behalf of the Parties for the purpose of conducting Joint Venture Operations).

Land Payments means the payments necessary to maintain the Licences in good standing.

Letter of Intent means a letter dated 17 September 2001 from RTM&E to Trivalence.

Licences means the prospecting licences granted to PMC, true copies of which are attached as Schedule 2 and any renewals or replacements of such prospecting licences (whether granted in the name of PMC, Rio Tinto or a New Company) which grants rights over and interests in Diamond deposits occurring within the Licence Area. If one or more New Licences are issued as contemplated in Clause 15 in respect of an area or areas covered by the Licences, "Licence"will refer to the licence or licences in respect of the area that is not covered by the New Licences.

Licence Area means the area covered by the Licences and by any New Licences, and all ground below the surface of that area, and which for purposes of identification only is outlined in red on the map attached as Schedule 3.

Management Committee means the committee established under Clause 9.1.

Manager means the person or entity appointed under Clause 8.1 to manage Operations of the Joint Venture, or any successor manager.

Mining means the mining, extracting, producing, handling, milling or other processing of Products through to the point at which they have been cleaned and sorted.

New Company means each new company that is formed pursuant to Clause 15.

New Licences has the meaning given to it in Clause 15.

Non-Defaulting Participant means the Participant referred to as such in Clause 7.4 or Clause 23(a).

Operations means the Exploration, evaluation, Development and Mining activities carried out under this Agreement other than Sole Risk Ventures.

Participant(s) means, until the Vesting Date, PMC and Rio Tinto and their respective successors and assigns and, after the Vesting Date, PMC and Rio Tinto and their respective successors and assigns that from time to time have Participating Interests.

Participating Interest means the percentage interest representing the direct or indirect ownership interest of PMC and Rio Tinto in the Joint Venture Assets, as such interest may from time to time be adjusted.  Participating Interests will be calculated to three decimal places and rounded to two (e.g. 1.519% rounded to 1.52%).  Decimals of .005 or less will be rounded down.  The initial Participating Interests of the Participants on the Vesting Date will be as set out in Clause 7.1.

Parties means the parties to this Agreement and their respective successors and assigns.

Product or Products means Diamonds.

Proceeding Participant means the Participant referred to as such in Clause 14.

Programme means a description in reasonable detail of Operations to be conducted by the Manager for a Year or any longer period, which is prepared and approved in accordance with Clause 10.

Project Area means the area referred to as such in Clause 14.

Sole Risk Participant means the Participant referred to in Clause 13.1.

Sole Risk Programme means the Work Programme and Budget referred to as such in Clause 13.1.

Sole Risk Venture means the venture referred to in Clause 13.5.

Sole Risk Area means the area referred to in Clause 13.1.

Vesting Date means the date on which Rio Tinto has earned a 65% Participating Interest pursuant to Clause 6.

Work Expenditures means all expenditures made on or in respect of the Licence Area including without limitation the expenditure incurred by or for Rio Tinto referred to in Clause 6.2 and all expenditures relating to Exploration, Development and Mining, and includes, for the purposes of this Agreement, the value of all time (as calculated on Rio Tinto's normal commercial terms), money and equipment contributed to or used on or in connection with the Joint Venture including amounts spent from the date of signature of the Letter of Intent relating to Exploration, Development or Mining activities.  Work Expenditures include but are not limited to;

(a)

all contractors' and consultants' time and expenses;

(b)

all time and expenses of geologists and other personnel of Rio Tinto or its Affiliates;

(c)

all costs of physical work on the Licence Area, including construction or installation of a mill or any other improvements;

(d)

all costs of engineering, design, mining, extracting, producing, milling, beneficiating, processing, assaying, permitting and reclamation, including any reclamation funding pursuant to Clause 22;

(e)

all costs of project maintenance (including insurance maintained pursuant to Clause 8.2(i) and title examination and curative work);

(f)

all costs of equipment whether purchased new for the Joint Venture or, if not, such value at the date of transfer to the Joint Venture after depreciation or rental cost, which for equipment loaned or leased from a Participant will be equal to the cost to the Participant of the equipment at the date of transfer (depreciation), materials, fuel, utilities and supplies;

(g)

option payments, land payments, fees, taxes and charges required to keep the Licences in good standing;

(h)

costs incurred in the preparation of a Feasibility Study, if any; and

(i)

the management fee, calculated in accordance with Clause 8.6 but will exclude the administrative expenses incurred outside Botswana that are covered by the management fee.

Year means a calendar year commencing on 1 January.

Year 1 Work Expenditures means the Work Expenditure of $500,000 to be incurred by Rio Tinto in the year following the date of the Letter of Intent as detailed in Clause 6.1(b).

1.2

Interpretation

Headings are for convenience only and do not affect interpretation.  The following rules apply unless the context requires otherwise:

(a)

the symbol $ or references to dollars mean the lawful currency of the United States of America.

(b)

The singular includes the plural and conversely.

(c)

A reference to a person, trust, partnership, unincorporated body or other entity includes any of them.

(d)

A reference to a Recital, Clause, or Schedule is a reference to a recital, clause, or schedule of or to this Agreement.

(e)

A reference to any agreement, deed, instrument or other document (including, without limitation, references to this Agreement) include the same as amended, novated, supplemented, varied or replaced from time to time.

(f)

A gender includes all genders.

(g)

A reference to a party to this Agreement or another agreement or document includes its successors and permitted assigns (and where applicable, the party's legal personal representatives).

(h)

If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(i)

A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j)

A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

1.3

Incorporation of Schedules

Each Schedule to this Agreement is incorporated by reference in this Agreement.  If there is any inconsistency between any Schedule and any provision of this Agreement, the provision of this Agreement will prevail to the extent of the inconsistency.

2.

Conditions Precedent

2.1

Agreement is conditional

This Agreement and the obligations of the Parties and the Manager under it (other than Clauses 1, 20, 21, 22, 25, 26 and this Clause 2) are subject to prior satisfaction of the following Conditions Precedent;

(a)

the due and complete execution and delivery of the Marketing Agreement;

(b)

the satisfaction of any conditions precedent to the agreements listed in Clause 2.1(a) other than any condition that requires all or any of the conditions precedent in this Clause 2.1 to be satisfied or duly waived;

(c)

the obtaining or grant of any Government Consents which are necessary for this Agreement to become enforceable in accordance with its terms; and

(d)

notification or registration of this Agreement under the Act if necessary for this Agreement to become enforceable in accordance with its terms.

2.2

Responsibility for Procedure

Subject to Clause 2.5, Rio Tinto (in conjunction with the Manager) will have the conduct of the procedures for satisfaction of the conditions precedent set out in Clause 2.1 at its own cost in all respects however such costs will be included in the Work Expenditure to be incurred by Rio Tinto to earn its Initial Interest.

2.3

Each Party to assist

Each of the Parties will use all reasonable endeavours upon the request of another Party to ensure that all of the conditions precedent set out in Clause in 2.1 are met as soon as practicable after the date of this Agreement and Rio Tinto will notify PMC when it is satisfied that all of those conditions precedent have been met.  No Party may waive any of the conditions precedent without the consent of the other Party which consent will not be unreasonably withheld or delayed.

2.4

Termination on failure of conditions precedent

If;

(a)

any of the conditions precedent set out in Clause 2.1 are not satisfied (or duly waived by the Parties) within 12 months of the date of this Agreement or any other date as agreed between the Parties; or

(b)

if any Government Consent required under Clause 2.1(c) is granted within that period on terms which any Party affected by that Government Consent reasonably considers unacceptable, and that Party immediately notifies the other Party to that effect;

then any Party will be entitled at any time by a notice in writing to terminate this Agreement.

2.5

Consequences of termination

Upon termination under Clause 2.4 this Agreement will be deemed to be rescinded and to be of no further force or effect and no Party will have any further responsibility or obligations to any other Party except in respect of a breach of Clauses 2.2, 2.3, 2.6 or 20.

2.6

Maintenance of the Licences

PMC will be responsible for maintaining the Licences in good standing and free from liability to forfeiture from the date of this Agreement until the Commencement Date or the earlier termination of this Agreement.

3.

Purposes and Term

3.1

General

PMC and Rio Tinto hereby enter into this Agreement to constitute themselves Participants in an unincorporated joint venture to pursue the purposes mentioned below, and they agree that all of their rights and all of the Operations on or in connection with the Licences and the other Joint Venture Assets will be subject to and governed by this Agreement.

3.2

Purposes

This Agreement is entered into for the following purposes and for no others, and will serve as the exclusive means by which the Participants, or either of them, accomplish such purposes:

(a)

to conduct Exploration within the Licence Area;

(b)

to evaluate the results of the activities conducted under Clause 3.2(a);

(c)

to engage in Development and Mining on the Licence Area;

(d)

to engage in disposition of Products;

(e)

to engage in reclamation and rehabilitation of the Licence Area; and

(f)

to perform any other operation or activity necessary, appropriate or incidental to any of the foregoing.

3.3

Limitation

Unless the Participants otherwise agree in writing, the Operations will be limited to the purposes described in Clause 3.2, and nothing in this Agreement will be construed to enlarge such purposes.

3.4

Effective Date and Term

The Agreement will become effective on the Commencement Date.  The term of this Agreement will be for so long thereafter as any of the Joint Venture Assets are jointly owned or held by the Participants and until all materials, supplies and equipment have been salvaged and disposed of, the Property reclaimed and rehabilitated from Operations and a final accounting has been made between the Participants unless this Agreement is earlier terminated as herein provided.

4.

Representations and Warranties

4.1

Capacity

PMC represents, warrants and undertakes to Rio Tinto and Rio Tinto represents, warrants and undertakes to PMC, that:

(a)

it is a company duly incorporated and in good standing in its place of incorporation;

(b)

it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate and other actions required to authorise it to enter into and perform this Agreement have been properly taken; and

(c)

it will not breach any other agreement or arrangement by entering into or performing this Agreement and that this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms.

4.2

Representations and Warranties

PMC hereby represents and warrants to the best of its knowledge and belief after reasonable enquiry and agrees as at the date hereof (such representations, warranties, and agreements to survive the execution and delivery of any documents of assignment or conveyance provided for hereunder) that:

(a)

it is the holder of, is in exclusive possession of and owns the Licences free and clear of all title defects, claims, liens and Encumbrances, subject only to the Act and other applicable legislation;

(b)

there are no pending or threatened actions, suits, claims or proceedings against PMC which may have a material adverse effect on its ability to perform its obligations under this Agreement or the Licences;

(c)

all Land Payments have been made in due time, amount and form;

(d)

all exploration or other work commitments and obligations, including but not limited to filings and notices, under the Licences, the laws of Botswana or otherwise have in all material respects been met and are up to date as at the date of this Agreement;

(e)

all other actions have been taken and things done to maintain the Licences, and title to the Licences in good standing and no action has been taken or failed to have been taken which may affect the continued validity of the Licences, or title to the Licences or any application for subsequent renewal of the Licences;

(f)

there are no material adverse environmental conditions on or affecting the Licence Area;

(g)

all prospecting and other activities by PMC up to the date of this Agreement have been in material compliance with the rights, grants, claims, concessions or licences as granted by applicable authorities;

(h)

the terms of the Licences permit the unrestricted exploration for and extraction of Diamonds in accordance with the applicable law;

(i)

there are no obligations that Rio Tinto or PMC must fulfil to keep the Licences in good standing during the term of this Agreement except as provided therein or by applicable law;

(j)

PMC has delivered to or made available to Rio Tinto all material information concerning title and all material geological data relating to the Licences in PMC's possession or control, including, but not limited to, true and correct copies of all contracts relating to the Licences or the Licence Area of which PMC has knowledge and all information relating to title is complete, true, accurate and not misleading in any material respect; and

(k)

PMC is entitled to deliver or make available to Rio Tinto the geological data referred to in Clause (j).

4.3

Acknowledgement

The parties hereby agree that Rio Tinto's obligation to complete the Year 1 Work Expenditures is contingent upon the above representations and warranties being correct.

4.4

Disclosures and Indemnity

(a)

PMC represents and warrants to Rio Tinto and Rio Tinto represents and warrants to PMC that no representations or warranties given by it respectively under this Agreement or in any agreement or instrument furnished or to be furnished by it hereunder contains or will contain any untrue statement of any material fact or omits or will omit to state any material fact;

(b)

PMC further represents and warrants to Rio Tinto that there are no material facts known to PMC that, individually or in aggregate, could materially adversely affect the transaction contemplated herein; and

(c)

PMC will indemnify Rio Tinto and Rio Tinto shall indemnify PMC against all losses, costs, damages or liabilities of any kind which it may incur or suffer as a result (directly or indirectly) of a breach of the representations and warranties made and given in this Clause 4.

4.5

Covenants of PMC and Trivalence

PMC hereby covenants with Rio Tinto that until the Vesting Date it will retain its 100 percent interest in the Licences and 100 percent of its Participating Interest thereafter and Trivalence hereby covenants with Rio Tinto that during the term of this Agreement Trivalence will retain 100 percent ownership of PMC, provided that the restrictions contained in this Clause 4.5 will not apply to a transaction to which Clause 18.2(g) applies or in respect of which Rio Tinto has had the opportunity to exercise its rights contained in Clause 18.3 or is excluded from the application of Clause 18.3 by Clause 18.4.

4.6

Obligations of the Parties

Each of the Parties covenants and agrees with others of them that it will;

(a)

perform its obligations and commitments under the Licences;

(b)

perform its obligations under and comply with the laws of Botswana insofar as failure to perform or comply affects adversely, or may affect adversely, Operations or any Joint Venture Assets;

(c)

attend diligently to the conduct of all Operations in which the Party is involved;

(d)

pay punctually its separate debts and royalties and indemnify and keep indemnified the other Parties from, against and in respect of those debts and royalties and all expenses on account thereof;

(e)

account forthwith for all monies, cheques and negotiable instruments received by it for and on behalf of the other Parties;

(f)

afford, when called upon to do so, all reasonable assistance in the conduct of Operations for the mutual advantage of itself and the other Parties.

5.

Relationship of the Participants

5.1

No Partnership

Nothing contained in this Agreement will be deemed to constitute either Participant the partner of the other, nor, except as otherwise expressly provided in this Agreement, to constitute either Participant the agent or legal representative of the other, nor to create any fiduciary relationship between them.  It is not the intention of the Participants to create, nor will this Agreement be construed to create, any mining, commercial or other partnership.  Neither Participant will have any authority to act for or to assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided in this Agreement.  The rights, duties, obligations and liabilities of the Participants will be several and not joint or collective.  Each Participant will be responsible only for its obligations as herein set out and will be liable only for its share of the costs and expenses as provided herein, it being the express purpose and intention of the Participants that their ownership of Joint Venture Assets and the rights acquired hereunder will be as tenants in common.

5.2

Tax Returns

Each Participant will be responsible for its own tax returns.

5.3

Other Business Opportunities

Except as expressly provided in this Agreement, each Participant will have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Operations, without consulting the other.  Neither Participant will have any obligation to the other with respect to any opportunity to acquire any property outside the Licence Area at any time, or, subject to Clause 17.6, within the area of the Licence Area after the termination of this Agreement.

5.4

Alienation of Joint Venture Assets

Except as otherwise provided in this Agreement, neither Participant will permit or cause all or any part of its interest in the Joint Venture Assets to be sold, exchanged, encumbered, surrendered, abandoned or otherwise terminated.

5.5

Implied Covenants

There are no implied covenants in this Agreement other than those of good faith and fair dealing.

6.

Earn-In Period

6.1

Rio Tinto's Initial Interest

During the period before Rio Tinto acquires a Participating Interest pursuant to Clause 6.1(b) below, the following terms will apply:

(a)

As its Initial Contribution, PMC hereby contributes all of its right, title and interest in and to the Licences.

(b)

As its Initial Contribution, Rio Tinto will undertake the following activities:

(i)

Rio Tinto may earn an undivided 65% Participating Interest in the Joint Venture Assets (the Initial Interest) by making Work Expenditures totalling US$3.5 million before 21 September 2005 (the Earn-in Expenditure).  During this period, Rio Tinto will make minimum Work Expenditures as follows:

$   500,000 by 21 September 2002

$   750,000 by 21 September 2003

$   750,000 by 21 September 2004

$1,500,000 by 21 September 2005

_________

TOTAL

$3,500,000

Except for the Work Expenditures to be made in the first year ( the Year 1 Work Expenditures), the Work Expenditures set forth above will not be an obligation to make such Work Expenditures, but rather a requirement for Rio Tinto to continue earning its interest from year to year. If, due to Force Majeure, any amount of required Work Expenditures remains unspent at the end of the relevant year, Rio Tinto will not be in breach of any requirements provided that the shortfall will be added to the next succeeding year's Work Expenditures. If, however, Rio Tinto makes Work Expenditures in excess of the amount required, the over-expenditure will be deducted from the next succeeding year's Work Expenditures.

(ii)

For the avoidance of doubt, upon Rio Tinto earning a 65% Participating Interest the respective Participating Interests will then be:

Rio Tinto

-

65%;

PMC

-

35%; and

the deemed value of Rio Tinto's Initial Contribution will be $3.5 million and the deemed value of PMC's Initial Contribution will be $1.88 million.

(iii)

If Rio Tinto fails (for reasons other than Force Majeure) to complete the Earn-in Expenditure by 21 September 2005 this Agreement will terminate and except where provided elsewhere in this Agreement the Parties will have no further obligations to each other.

6.2

Additional Interest

(a)

Upon Rio Tinto completing the Earn-in Expenditure and thereby earning the Initial Interest Rio Tinto will have 30 days to elect to either;

(i)

fund its 65% Participating Interest under the terms of this Agreement; or

(ii)

elect to earn an additional 10% Participating Interest (to a 75% total Participating Interest) (the Additional Interest) by completing its standard conceptual, order of magnitude and pre-feasibility studies, copies of which will be supplied to PMC, and initiating a Feasibility Study and incurring a further $5 million (to a total of $8.5 million) of Work Expenditures by 21 September 2008 (the Additional Expenditure).

(b)

If, due to Force Majeure Rio Tinto does not incur the Additional Expenditure by 21 December 2008, Rio Tinto will not be in breach of this Agreement and the date by which Rio Tinto is to expend the Additional Expenditure will be extended by the period of Force Majeure.

(c)

Upon incurring the Additional Expenditure the Participating Interests of the Parties will be;

Rio Tinto

-

75%

PMC

-

25%

(d)

Upon Rio Tinto earning its 75% Participating Interest, the deemed value of Rio Tinto's Initial Contribution will be $8.5 million and the deemed value of PMC's Initial Contribution will be deemed to be $2.83 million.

(e)

If the Feasibility Study initiated by Rio Tinto pursuant to Clause 6.2(a)(ii) is not completed before the Additional Expenditure is incurred, that Feasibility Study will be completed by the Participants and funded in accordance with their Participating Interests.

6.3

Withdrawal following completion of Year 1 Work Expenditure

(a)

At any time following Rio Tinto completing the Year 1 Work Expenditure, Rio Tinto will have the right, without liability, to withdraw from this Agreement.  Upon such withdrawal, Rio Tinto will have no further right, title or interest in the Joint Venture Assets and PMC will have no claims against Rio Tinto whatsoever, except for any liabilities then existing.

(b)

If Rio Tinto fails (for reasons other than Force Majeure) to fulfil the conditions under Clause 6.1 to earn the Initial Interest, this Agreement will terminate automatically, and the Parties will have no further obligation to one another, except for any liabilities then existing.

(c)

If Rio Tinto withdraws or this Agreement is terminated after Rio Tinto earns the Initial Interest but before earning the Additional Interest  The Participating Interests of the Participants will be as set out in Clause 7.1.

6.4

Transfer of Joint Venture Assets

PMC will do all things necessary to transfer the Initial Interest on the Vesting Date to Rio Tinto and the Additional Interest to Rio Tinto as soon as practicable after the Additional Expenditure has been incurred.

6.5

Diamonds recovered before Vesting Date

All Diamonds and diamond-bearing material that are produced or recovered before the Vesting Date will not be disposed of but will be retained until the Vesting Date for the benefit of the Joint Venture and, upon the Vesting Date, will be included in Joint Venture Assets. If Rio Tinto does not earn the Initial Interest, Rio Tinto will have no further interest in such Diamonds and diamond-bearing material and all such Diamonds and material will be delivered to PMC.

6.6

Title to Licences

(a)

For the avoidance of doubt, PMC will retain title to the Licences until the Vesting Date at which time the Licences will become Joint Venture Assets to be held in accordance with Clause 12 subject to the operation of Clauses 7.8 and 15.

(b)

Despite the Licences remaining registered to PMC until the Vesting Date, Rio Tinto will in its role of Manager (subject to it not withdrawing under the terms of this agreement) meet all exploration or other work commitments and obligations required to keep the Licences in good standing.  The costs of complying with this Clause will be included in the Earn-in Expenditure.

7.

Interests and Contributions of Participants

7.1

Initial Participating Interests

On the Vesting Date, the initial Participating Interests will be:

PMC

35%

Rio Tinto

65%

7.2

Changes in Participating Interests

A Party's Participating Interest may only be changed as follows:

(a)

as provided in Clause 7.5;

(b)

upon an election or deemed election by a Participant pursuant to Clause 7.3 not to contribute or to contribute less to an adopted Programme and Budget than the percentage reflected by its then Participating Interest;

(c)

in the event of default by a Participant in making it's agreed upon contribution to an adopted Programme and Budget, followed by an election by the other Participant to invoke the provisions of Clause 7.4;

(d)

transfer by a Participant of less than all its Participating Interest in accordance with Clause 18; or

(e)

as provided by Clause 23.

7.3

Additional Cash Contributions

(a)

After the Vesting Date and following Rio Tinto ceasing to sole fund Work Expenditure, the Participants will contribute funds for adopted Exploration Programmes and Budgets and Development Programmes and Budgets in proportion to their respective Participating Interests save that a Participant may elect, as provided in Clause 10.7, to limit its contributions to an adopted Exploration Programme and Budget as follows:

(i)

to some lesser amount than its respective Participating Interest; or

(ii)

not to contribute at all.

Each Participant has the right to elect to participate or not to participate without regard to its vote on adoption of the relevant Exploration Programme and Budget.

(b)

The Participating Interest of that Participant electing pursuant to either Clause 7.3(i) or 7.3(ii) will, in the circumstances where Clause 10.7 so provides, be recalculated at the time of election in the following manner and then expressed as a percentage:

PI

=

x

Where:

PI =	The recalculated Participating Interest of the Participant electing to contribute less than its Participating Interest or not at all, expressed as a percentage.
X =

The electing Participant's Equity Account immediately before the date of election, as adjusted for anticipated debits and credits based on the adopted Exploration Programme and Budget and the electing Participant's election as to contributions.

Y =

The Equity Account balance for all Participants immediately after the date of election, as adjusted for anticipated debits and credits based on the adopted Exploration Programme and Budget and all Participants' elections as to contributions.

A recalculation made under this Clause 7.3(b) will be provisional and subject to the final adjustments provided for under Clause 7.5.  Upon such recalculation, the Participating Interest of the other Participant will itself be provisionally recalculated to be the difference between 100% and the provisionally recalculated Participating Interest of the electing Participant.

7.4

Involuntary Dilution

If a Participant defaults in making a contribution or a cash call as required hereunder (the Defaulting Participant), the non-defaulting Participant (the Non-Defaulting Participant) may, by notice in writing, elect to have the Defaulting Participant's Participating Interest permanently reduced from the first day that default becomes apparent (the Failure Date) in accordance with the following formula;

PI

Where,

PI =	The recalculated Participating Interest of the Defaulting Participant, expressed as a percentage.
A =	The Defaulting Participant's Equity Account immediately before the Failure Date.
B =	The Equity Account for all Participants immediately before the Failure Date.
C =	The unpaid sum which the Defaulting Shareholder failed to contribute.

Upon such recalculation, the Non-Defaulting Participant's Participating Interest will be recalculated to be the difference between 100% and the recalculated Participating Interest of the Defaulting Participant.

7.5

Final Recalculation

(a)

At the end of each Budget period, a final recalculation of each Participant's Participating Interest will be made by the Manager and notified to the Participants, with the provisional recalculations made under Clause 7.3(b) and 7.4 adjusted to reflect actual debits, credits and contributions made during the period.

(b)

A non-contributing Participant (or one contributing in a proportion less than its then Participating Interest) will retain all its rights and all of its obligations (except as provided in Clause 7.3(b) above and subject to the provisions of Clause 7.7), including the right to participate in future Programmes and Budgets at its recalculated Participating Interest.  Any rights, obligations or liabilities attaching to a Participant under this Agreement which are calculated in accordance with or are determined by reference to its Participating Interest, will be adjusted as necessary following any subsequent recalculation made pursuant to this Clause 7.5  The Participating Interest of the other Participant will thereupon become the difference between 100% and the recalculated Participating Interest.  The Participants' contributions to the Programme and Budget for the next period, and the Participants' provisional and actual Participating Interests during and after that period, will then also be determined and otherwise governed by this Clause 7 and Clause 10.7.

7.6

Elimination of Minority Interest

(a)

If a Participant's Participating Interest is diluted to 10% or less, such Participant will withdraw as a Participant immediately from this Agreement and relinquish its entire Participating Interest in return for a 3% Gross Proceeds Royalty, subject to a maximum aggregate amount of $10,000,000.  The remaining Participant may purchase such royalty at any time on payment of $7 million, over and above any amount paid or accrued pursuant to the royalty up to that time.

(b)

Such relinquished Participating Interest will accrue automatically to the other Participant.

(c)

The determination of whether a Participants' Participating Interest has been reduced to 10% or less under this Clause will be made on the basis of the provisionally recalculated Participating Interest under Clauses 7.3 or 7.4.  If the final Participating Interest, following any adjustment made pursuant to Clause 7.5, results in a recalculated Participating Interest of more than 10%, the Participants will make such reimbursements, reallocations of production, contributions, reinstatement of rights and obligations and other adjustments as are necessary so that, to the extent possible, each Participant will be placed in a position it would have been in had the adjusted recalculated Participating Interest been in effect throughout the relevant Budget period.

7.7

Continuing Liabilities Upon Adjustment of the Participating Interests

(a)

Any reduction of a Participant's Participating Interest under this Clause 7 will not relieve such Participant of its share of any liability, whether it accrues before or after such reduction, arising out of Operations conducted prior to such reduction.  For the purposes of this Clause 7, such Participant's share of such liability will be equal to its Participating Interest at the time such liability was incurred.

(b)

The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant's Participating Interest will be free from royalties, liens or other encumbrances arising by, through or under such other Participant, except those existing at the date of this Agreement or those to which both Participants have given their written consent.

(c)

Each Participant's Participating Interest will be shown in the books of the Manager and the corresponding value in the Manager's Equity Account

7.8

Transfer of Joint Venture Assets

(a)

At any time after receipt of a notice delivered by the Manager under Clause 7.5(a), any Party may notify the other Parties and the Manager that it requires the interests in the Joint Venture Assets to be transferred among the Parties (other than a withdrawing Party) as tenants in common so that those interests are held in accordance with the Participating Interests of the Parties as recalculated.  The interests will be transferred for no consideration or compensation other than set out in the terms of this Agreement but will be subject to all necessary Government Consents being obtained.

(b)

Upon receipt of a notice under paragraph (a) above, the Manager will prepare the appropriate forms of transfer, submit them to the Parties for approval (which will not be unreasonably withheld or delayed) and execute and seek on behalf of the Parties all necessary Government Consents.  Each of the Parties will do all things whatsoever and sign and execute all deeds, documents, applications, transfers and other instruments as necessary or appropriate to ensure that all transfers pursuant to this Clause 7.8 are promptly and fully effected.

(c)

Pending the transfers pursuant to this Clause becoming effective, the Participating Interest of the Party whose Participating Interest has been reduced, to the extent it comprises an ownership interest in any Joint Venture Asset which can be required to be transferred pursuant to Clause 7.8(a) to the other Parties, and to the extent that it is lawful to do so, be held by the abating Party on trust and for the sole benefit of and at the expense of those other Parties respectively to that extent and will be the property of, and be comprised in the respective Participating Interests of, those other Parties which are entitled to take a transfer thereof.

8.

Manager

8.1

Appointment

The Parties hereby appoint Rio Tinto as the initial Manager of the Joint Venture with overall management responsibility for Operations on the terms and conditions set out in this Agreement.  Rio Tinto may appoint an Affiliate to be Manager to act on its behalf under this Agreement.

8.2

Powers and Duties of Manager

Subject to the provisions of this Agreement and subject to observing Management Committee decisions under the provisions of this Agreement, the Manager will have the following powers and duties which will be discharged in accordance with each Programme and Budget:

(a)

the Manager will manage, direct and conduct Operations;

(b)

the Manager will prepare and present to the Participants proposed Programmes and Budgets at least two months before the Annual Budget Meeting which will be held in the fourth quarter each Year.  Such Programmes and Budgets will contain an estimate of the manpower needs for the following Year;

(c)

the Manager will implement the decisions of the Management Committee, make all expenditures necessary to carry out adopted Programmes and promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement;

(d)

the Manager will:

(i)

purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, with such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances;

(ii)

obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions;

(iii)

keep the Joint Venture Assets free and clear of all liens and Encumbrances, except for those existing at the time of, or created concurrent with, the acquisition of such Joint Venture Assets; and

(iv)

safely maintain all unused core samples and assay pulp rejects and data which it recovers from the Licence Area and permit inspection thereof by the Participants.

(e)

will conduct such title examinations and cure such title defects in respect of the Licences as may be advisable in the reasonable judgement of the Manager;

(f)

after the Vesting Date the Manager will:

(i)

make or arrange for all payments required by leases, permits, licences, concessions, contracts and other agreements related to the Joint Venture Assets;

(ii)

subject to Clauses 5.2 and 12, pay all taxes, assessments and like charges on Operations and Joint Venture Assets except taxes determined or measured by a Participant's sales revenue or net income; and

(iii)

do all other acts reasonably necessary to maintain the Joint Venture Assets;

(g)

the Manager will:

(i)

apply for all necessary permits, licences and approvals, except that before the Vesting Date all dealings in the ordinary course of business with the Government of Botswana and its officials pertaining to the Licences will be conducted through PMC, which will discuss and co-ordinate with Rio Tinto;

(ii)

comply with applicable laws and regulations and promptly notify the Management Committee of any allegations of substantial violation thereof; and

(iii)

prepare and file all reports or notices required for Operations;

(h)

the Manager will prosecute and defend, but will not initiate without consent of the Management Committee, any litigation or administrative proceedings arising out of Operations.  The Participants will have the right to participate, at their own expense, in such litigation or administrative proceedings.  The prior approval of the Participants must be obtained for any settlement involving in excess of $1 million in cash or value;

(i)

the Manager will secure and maintain for the account of the Participants such insurance as may be required by all applicable laws, rules or regulations and the premium therefor will be considered as a charge to the Joint Account.  No other insurance need be provided for the benefit of the Participants.  However, any Participant may procure and maintain at its cost and expense such other insurance as it will determine, and if requested to do so the Manager will provide reasonable co-operation and assistance to such Participant to enable it to obtain such insurance, and such other insurance will be solely for the benefit of the Participant procuring the same and the premium therefor will not be a charge to the Joint Account.  Further, such insured Participant will indemnify the other Participant not named as insured in such additional insurance policy against any claim of the insurer by subrogation or otherwise;

(j)

the Manager may dispose of machinery and equipment comprised in Joint Venture Assets, whether by sale, assignment, abandonment or other transfer, in the ordinary course of business.  However, without prior authorisation from the Management Committee, the Manager will not:

(i)

dispose of Joint Venture Assets in any one transaction having a value in excess of $20,000;

(ii)

begin a liquidation of the Joint Venture; or

(iii)

dispose of all or a substantial part of the Joint Venture Assets necessary to achieve the purposes of the Joint Venture.  The Licences, or any interest of a Participant in the Licences, may only be surrendered, abandoned, sold or transferred as provided in Clauses 9.5, 13, 15 and 18;

(k)

subject to Clause 8.7, the Manager will have the right to carry out its responsibilities through agents, Affiliates or independent contractors.  However, nothing in this clause will relieve the Manager from such responsibilities or any liabilities that may arise as a result of such person's wilful misconduct or gross negligence;

(l)

the Manager will keep and maintain all required accounting and financial records in accordance with customary cost accounting practices in the mining industry;

(m)

the Manager will select and employ at competitive rates all supervision and labour necessary or appropriate to all Operations.  All persons employed hereunder, their number, hours of labour and compensation will be determined by the Manager, and they will be employees of the Manager;

(n)

at all reasonable times, the Manager will provide the Management Committee and the representative of any Participant, upon request, access to, and the right to inspect and copy all information acquired in Operations, including, but not limited to, maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operational, technical, accounting and financial records.  In addition, the Manager will allow the non-managing Participant, at its sole risk and expense, and subject to reasonable safety regulations, to inspect the Joint Venture Assets and Operations at all reasonable times, so long as the inspecting Participant does not unreasonably interfere with Operations;

(o)

the Manager will furnish to the Participants a monthly summary of Operations and progress in relation thereto, including an outline report of Work Expenditures which Work Expenditures report will be supplemented by a more detailed quarterly report setting out the Operations conducted and factual results obtained. Such monthly summary and quarterly report will be provided within 30 days of the end of the period being reported on. The Manager will also furnish the Participants with drill logs and the results of sampling the Property as soon as reasonably possible after they become available to the Manager;

(p)

the Manager will undertake all other activities reasonably necessary to fulfil the foregoing;

(q)

the Manager will not be in default of its duties under this Clause 8.2 if its inability to perform results from the failure of the non-managing Participant to perform acts or to contribute amounts required of it by this Agreement.

8.3

Disclaimer

Each Participant agrees that its use of or reliance on material and information provided by the Manager will be at its sole risk and further agrees to indemnify, defend and hold harmless the Manager and its Affiliates (including without limitation direct and indirect parent companies), and its or their respective directors, officers, shareholders, employees, agents and attorneys, from and against any and all claims, demands, investigations, judgments, losses, liabilities, costs and expenses, including reasonable legal fees, which may be imposed upon, asserted against or incurred by any of them and which arise out of or result from use of or reliance on such material and information by the receiving Participant, or any third party to whom the receiving Participant discloses such material and information.  The Manager makes no representation or warranty as to the completeness or accuracy of any material or information disclosed hereunder. The foregoing provisions of this Clause 8.3 will not apply where the Manager has provided information that is incorrect through gross negligence or wilful misconduct.

8.4

Standard of Care

The Manager will conduct all Operations in compliance with all applicable laws, rules and regulations and in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with the provisions of any leases, permits, licences, concessions, and other agreements pertaining to the Joint Venture Assets.  The Manager will not be liable to the Participants for any act or omission after the Vesting Date resulting in damage or loss to the Joint Venture except to the extent caused by or attributable to the Manager's wilful misconduct or gross negligence. If Rio Tinto terminates this Agreement before the Vesting Date, it will conduct environmental reclamation and remediation of the Licence Area in respect of its Operations in accordance with the foregoing requirements and to ensure that PMC will not be required then or at any time subsequently to pay or bear the costs thereof.  Rio Tinto will indemnify and at all times hold PMC and its Affiliates and its and their respective officers, directors and employees harmless from all actions, causes of action, liabilities, damages, loss, costs and expenses including the reasonable fees of professional advisors which may arise directly or indirectly from the Operations conducted by Rio Tinto prior to the Vesting Date.

8.5

Resignation and Deemed Offer to Resign

The Manager may resign at any time upon three month's prior written notice to the Management Committee, or may be deemed to have resigned as set out below, and in either case the Management Committee will select a new Manager.  If any of the following occurs, the Manager will, in the case of Clauses 8.5(a) to 8.5(c) inclusive, be deemed to have resigned 60 days after either the date of occurrence or any date or time period stipulated therein or, in the case of Clauses 8.5(d) to 8.5(f), immediately on the date of occurrence:

(a)

after the Vesting Date, the Participating Interest of the Participant which is Manager, or the Participant whose Affiliate is Manager, becomes less than 50% by the operation of Clause 7;

(b)

the Manager, in that capacity, fails to perform a material obligation imposed upon it under this Agreement and such failure continues for a period of 60 days after notice from a Participant or Participants demanding performance;

(c)

the Manager fails to pay the bills of the Joint Venture within sixty (60) days after they are due provided such failure is not as a result of a Participant failing to make part or all of its contributions hereunder;

(d)

the Manager suffers the appointment of a receiver, liquidator, administrator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of its assets in a proceeding brought against or initiated by it, and such appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof or such appointment is consented to, requested by or acquiesced in by it;

(e)

the Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order of relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, administrator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or

(f)

entry is made against the Manager of a judgement, decree or order for relief by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

8.6

Charges levied by Manager

(a)

The Manager will be entitled to charge a management fee each month as follows:

(i)

with respect to Exploration Operations, 10% of all Work Expenditures, but limited to 3% on that part of any contracts exceeding $20,000 in value;

(ii)

with respect to Development Operations, 5% of all costs (other than interest payments); and,

(iii)

with respect to Mining Operations, after the commencement of commercial production, 2%. For the purposes of this sub-clause, the commencement of commercial production will mean the first day of the first month after a mine and mill constructed on the property have run for an aggregate 60 days at 75% of design capacity, or 180 days after Products have been shipped from the Property on a reasonably regular basis for the purpose of earning revenues, whichever first occurs.

(b)

The Manager will provide in the Budget for each Year sufficient sums to pay insurance premiums or to permit other tax efficient methods to be undertaken by the Manager which are designed to ensure environmental rehabilitation of any mining or related site within the Licence Area according to the requirements of the law of Botswana and generally accepted international practices.

(c)

Nothing contained in this Agreement will require the Manager, in its capacity as such, to advance its own funds for costs or expenses of the Participants under this Agreement.

8.7

Transactions With Affiliates

Despite the provisions of Clause 8.2(k) if the Manager engages Affiliates to provide services hereunder, it will do so on terms no less favourable than would be the case with unrelated persons in arm's length transactions.

8.8

Appointment of Successor Manager

(a)

The Parties agree that they will use all reasonable efforts to ensure that a meeting of the Management Committee is called prior to, or as soon as practicable after, the Manager ceases to hold office for the purposes of appointing a successor Manager.  When the out-going Manager is a Party it will not be entitled to vote in relation to the appointment of the successor Manager except where a successor Manager is to be appointed upon the resignation of the out-going Manager from the office of Manager in circumstances where the appointment of the out-going Manager as Manager has not been or could not reasonably be terminated in accordance with any of Clauses 8.5(b) to (e) inclusive.

(b)

The decision to appoint the successor Manager will require the approval of the Party or Parties holding (if more than one, in aggregate), a Participating Interest of at least 75% of the aggregate of all Participating Interests of all Parties entitled to vote in respect of that matter at a meeting of the Management Committee.

(c)

If a successor Manager is not appointed by the date on which the out-going Manager's appointment ceases, the Party (other than the out-going Manager or an Affiliate of it) holding the largest Participating Interest will act as successor Manager until another Manager takes office pursuant to this Clause.

9.

Management Committee

9.1

Organisation, Composition and Quorum

(a)

The Participants will establish a Management Committee to determine overall policies, objectives, procedures, methods and actions to be taken under this Agreement.  Each Participant may appoint two members to the Management Committee.  Each Participant may appoint one or more alternates to act in the absence of a regular member.  Any alternate so acting will be deemed a member.  Appointments will be made or changed by written notice to the other Participant.

(b)

At all Management Committee meetings the attendance of a member appointed by each Participant, or that member's alternate, is necessary to constitute a quorum save that until the Vesting Date the presence of Rio Tinto's member alone will constitute a quorum.  If at the time a meeting is convened, a quorum is not present, the meeting may, upon notice to the Participants, be adjourned to a date no sooner than 20 nor later than 30 days following such originally scheduled meeting.  Those members who attend the rescheduled meeting will be deemed to constitute a quorum and may adopt any resolutions or take any other action not inconsistent with the provisions of this Agreement.

9.2

Decisions

Until the Vesting Date, all decisions of the Management Committee require the affirmative vote of the members appointed by Rio Tinto.  After the Vesting Date each Participant will have a number of votes on the Management Committee that correspond to the number of percentage points in its Participating Interest, provided that in the event of deadlock, subject to Clause 9.5 below, the Management Committee will adjourn for thirty days. When the Management Committee reconvenes the agenda from the previous meeting will be reconsidered. If the parties remain deadlocked, the Participant with the largest Participating Interest will have the deciding vote.

9.3

Meetings

(a)

The Manager will call the first meeting of the Management Committee within 30 days of the Commencement Date.  The purpose of such first meeting will be to propose and agree the Programme and Budget for the remainder of that Year taking into account the work already in progress for that Year.

(b)

Thereafter the Management Committee will hold at least two meetings each Year.  The second meeting, which unless agreed otherwise by the Parties will be held in the fourth quarter, will propose the Programme and Budget for the subsequent Year (the Annual Budget Meeting).  The Manager will give 30 days' notice to the Participants of each Annual Budget Meeting.

(c)

Additionally, any Participant or the Manager may call a special meeting upon 15 days' notice to the other Participant(s) and to the Manager.  In case of emergency, reasonable notice of a special meeting will suffice.

(d)

All meetings will be held in a mutually agreed place, failing which in Gaborone.

(e)

Each notice of meeting will include an itemised agenda prepared by the Manager in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered with the consent of all Participants.  The Manager will prepare minutes of all meetings and will distribute copies of such minutes to the Participants within 30 days after the meeting.  The minutes, when signed by all Participants (and no signature will be unreasonably withheld or delayed), will be the official record of the decisions made by the Management Committee and will be binding on the Manager and the Participants.

(f)

If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance will be a Joint Venture cost.  All other costs will be paid for by the Participants individually.

9.4

Action Without Meeting

In lieu of meetings, the Management Committee may hold telephone conferences, so long as all decisions are immediately confirmed in writing and signed by all the Participants, and a member appointed by each Participant has a reasonable opportunity to be included in any such conference.

9.5

Matters Requiring Unanimous Approval

The Management Committee will have ultimate authority to determine all management matters related to this Agreement. This authority will be delegated to the Manager and the Management Committee will provide overall direction and guidance to the Manager, who will be responsible for implementing approved Programs and Budgets carrying out the overall objectives of this Agreement including but not limited to the specific duties set out in Clause 8.2. Despite Clauses 8.2 and 9.2, the following decisions of the Management Committee will require unanimous approval of the Participants:-

(a)

surrender or abandonment of any of the Licences, or any New Licences;

(b)

sale, encumbrance or disposal of Joint Venture Assets other than in the ordinary course of business as defined in Clause 8.2(j);

(c)

sale of the Diamonds referred to in Clause 6.5;

(d)

the adoption of a Sole Risk Venture under Clause 13 (provided that on any Management Committee decision whether or not to adopt a Sole Risk Venture, the Sole Risk Participant will be deemed to have voted to adopt such program);

(e)

agreements with the Government of Botswana, or any agency or subdivision thereof;

(f)

toll contracts for processing material from a Sole Risk Area at a mill operated by the Joint Venture; and

(g)

contracts with any Participant or the Affiliate of any Participant which are not on arm's length terms.

10.

Annual Programmes And Budgets

10.1

Exploration Programmes and Budgets

The Manager will;

(a)

in accordance with Clause 8.2(b); and

(b)

at any other times and in respect of those other periods as the Management Committee may direct,

prepare and submit to the Parties for consideration by the Management Committee a Programme for the proposed prospecting, exploration and appraisal operations to be carried out on behalf of the Parties in the Licence Area during the relevant period, together with a Budget showing in detail the estimated Expenditure in respect of that Programme.

10.2

Development Programmes and Budgets

If a Development Proposal is approved under Clause 14, the Manager will prepare and submit to the Parties for consideration by the Management Committee;

(a)

in accordance with Clause 8.2(b); and

(b)

at any other times and in respect of any other periods as the Management Committee may direct,

a Programme for activities to be conducted pursuant to the approved Development Proposal during the relevant period, together with a Budget showing in detail the estimated Expenditure in respect of that Programme.

10.3

Budgets to be sufficient to maintain Licences

Each Exploration Programme and Budget and each Development Programme and Budget will be at least sufficient, when taken together with each other current approved Exploration Programme and Budget and each Development Programme and Budget to comply with any applicable work and expenditure obligations in respect of the Licences during the period for which it is prepared.

10.4

Supplementary Programmes and Budgets

The Manager may prepare and submit to the Parties from time to time (but in any event at least 60 days before the proposed commencement date) for approval by the Management Committee (and shall do so as the Management Committee so directs) a supplementary or revised Exploration Programme and Budget or Development Programme and Budget.

10.5

Operations Pursuant to Programmes and Budgets

Operations will be conducted, expenses incurred, and Joint Venture Assets acquired pursuant only to approved Exploration Programmes and Budgets or Development Programmes and Budgets for each Year.

10.6

Review and Approval of Proposed Programmes and Budgets

(a)

Proposed Exploration Programmes and Budgets or Development Programmes and Budgets will be approved by the Management Committee at the Annual Budget Meeting.

(b)

Participants will inform the Manager of any revisions or modifications that they may wish to have made to the proposed Exploration Programme and Budget or Development Programme and Budget within 30 days of receipt of the proposed Programme and Budget.  The Manager will prepare an agenda for the Annual Budget Meeting taking into consideration such revisions and modifications which if approved, subject to Clause 10.6(c), will be incorporated into the annual Programme and Budget.

(c)

Until the Vesting Date, only Rio Tinto may approve a proposed Exploration Programme and Budget with such revisions and modifications as it requires.

10.7

Election to Participate in Exploration Programme and Budget

(a)

Until the Vesting Date all costs under each Exploration Programme and Budget will be borne and paid by Rio Tinto. After the Vesting Date, by notice to the Management Committee on or within 30 days after the final vote by the Management Committee to adopt an Exploration Programme and Budget at the Annual Budget Meeting, a Participant may elect to contribute to such Exploration Programme and Budget as follows:

(i)

in proportion to its respective Participating Interest as of the beginning of the period covered thereby; or

(ii)

in some lesser amount than its respective Participating Interest, or not at all, in which case its Participating Interest will (subject to the remainder of this Clause 10.7) be recalculated as provided in Clause 7.3(b).

(b)

If a Participant fails to so notify the Management Committee, the Participant will be deemed to have elected to contribute to such Exploration Programme and Budget as of the beginning of the period covered by the Exploration Programme and Budget.  If a Participant elects to contribute to a Programme and Budget in some lesser amount or not at all, the other Participant that is the Manager may;

(i)

elect to propose a replacement Exploration Programme and Budget that will be submitted to the Participant and in respect of which the Participant will, within seven days, make a re-election under Clause 10.7(i) or 10.7(ii), or

(ii)

elect to fund all or any portion of the amount the Participant has elected not to contribute (in which case the Participating Interests of each Participant will be recalculated as provided in Clause 7.3(b).

10.8

Budget Overruns and Programme Changes

The Manager will immediately notify the Management Committee of any proposed material departure from an adopted Programme and Budget.  If the Manager subsequently exceeds an adopted Budget by more than 10%, then the excess over 10%, unless directly caused by an emergency or unexpected expenditure made pursuant to Clause 10.9 or unless otherwise authorised by the Management Committee by unanimous approval of the Participants, will be for the sole account of the Manager, and such excess will not be included in the calculations of Participating Interests.  After the Vesting Date, Budget overruns of less 10% will be borne by the Participants in proportion to their respective Participating Interests as of the beginning of the period covered by the Programme and Budget in question.  Before the Vesting Date such overruns will be borne solely by Rio Tinto and will form Work Expenditure.

10.9

Emergency or Unexpected Expenditures

In case of emergency, the Manager may take any action it deems necessary to protect life, limb or property, to protect the Joint Venture Assets or to comply with law or government regulation.  Likewise, the Manager may make expenditures for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care.  In the case of either an emergency or unexpected expenditure occurring after the Vesting Date, the Manager will promptly notify the Participants of the emergency or unexpected expenditure, and the Manager will be reimbursed by the Participants in proportion to their respective Participating Interests as of the beginning of the period covered by the then current Programme and Budget.  Before the Vesting Date, such expenditure will be for the account of Rio Tinto and will not be reimbursed.

10.10

Failure to approve Exploration Programme and Budget

If within 90 days from the commencement of a Year, the Management Committee has not approved an Exploration Programme and Budget for that Year which, when together with each other approved Programme and Budget provides for work and/or expenditure which is more than sufficient to comply with any minimum work and expenditure obligations in respect of the Licences;

(a)

the Manager will prepare and submit to the Parties as soon as possible a minimum Exploration Programme and Budget which provides for work and/or Expenditure which the Manager reasonably considers to be no more than sufficient to ensure that compliance;

(b)

that minimum Exploration Programme and Budget will be deemed unanimously approved by the Management Committee on the date it is submitted; and

(c)

the Manager will (and will have authority to) implement that minimum Exploration Programme and Budget.

11.

Contributions, Accounts and Settlements, and Equity Account

11.1

Cash Calls

(a)

On the basis of the adopted Programme and Budget, the Manager will submit to each Participant, not less than 21 days before the end of each quarter in question after the Vesting Date, a bill for estimated cash requirements for the next quarter.  Within 30 days after receipt of each bill, each Participant must advance to the Manager its proportionate share of the estimated amount, being the share in proportion to its Participating Interest at the time (which will include, if relevant, its Participating Interest as recalculated provisionally at the time in accordance with Clauses 7.3(b) or 7.4.

(b)

Time is of the essence of payment of such bills.

(c)

The Manager will at all times, subject to the due provision of funds by the Participants in accordance with this Agreement, maintain a cash balance approximately equal to the rate of disbursement for up to three months. Any funds in excess of immediate cash requirements will be invested in interest-bearing accounts, for the benefit of the Participants.

11.2

Failure to Meet Cash Calls

A Participant that fails to meet cash calls in the amount and at the times specified in Clause 11.2 will be in default, and the amounts of the defaulted cash call will bear interest from the date due at an annual rate equal to 5% above LIBOR as published in the London Financial Times immediately prior to the date of default.  The Non-Defaulting Participant will have those rights, remedies and elections specified in Clause 7.4 and23.

11.3

Quarterly Statements

After the Management Committee has been established, the Manager will promptly submit to the Management Committee calendar quarterly statements of account reflecting in reasonable detail the charges and credits during the relevant quarter.

11.4

Audits

(a)

Upon request of any Participant made within 12 months following the end of any Year (or, if the Management Committee has adopted an accounting period other than a Year, within 12 months after the end of such period), the Manager will order an annual audit of the accounting and financial records for such Year (or other accounting period).  All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit will be made within 90 days after delivery of the completed audit but not later than 15 months after the end of the Year (or other accounting period) in question.

(b)

The audits will be conducted by a firm of accountants of international standing selected by the Manager, unless otherwise agreed by the Management Committee.

(c)

Any Participant, its agents or duly authorised representatives may, at its sole expense and at reasonable times, inspect, examine and audit the accounts and records of Operations under this Agreement.

11.5

Equity Account

(a)

The Manager will establish an Equity Account for each Participant on the Vesting Date to be reflected in the books and records of the Manager.

(b)

The Equity Account for each Participant will be credited with the agreed value of each Participant's Initial Contribution as set out in Clause 6.1, the fair market value of subsequent contributions (net of liabilities assumed by the Participants and liabilities to which all contributed property is subject) and each Participant's distributive share of income and gain.  Each Participant's Equity Account will likewise be charged with the cash and the fair market value of property distributed to each Participant (net of liabilities assumed by such Participant and liabilities to which such distributed property is subject), and such Participant's distributive share of loss or deduction.

(c)

Before any distribution of Joint Venture Assets (in kind or otherwise) the Equity Account will be adjusted for disposition of such Joint Venture Assets for fair market values.

(d)

Contributions and distributions will include all cash contributions or distributions plus a fair market value of all in-kind contributions or distributions other than the Participant's Initial Contributions as set out in Clause 6.1.

(e)

All calculations of income, expense, gain, loss, depletion, depreciation and amortisation will be based upon generally accepted accounting principles in the UK consistently applied by the Manager.

12.

Ownership of Joint Venture Assets

12.1

Joint Ownership of Joint Venture Assets

Subject to this Agreement, all Joint Venture Assets not disposed of in the course of this Agreement will be owned by the Parties as tenants in common in undivided shares in accordance with their respective Participating Interests from time to time despite that the Joint Venture Assets may stand or be held in the name of or on behalf of one of the Parties or the Manager and any Joint Venture Assets will be dealt with only as provided in this Agreement or as the Parties may otherwise agree.  Subject to any contrary provisions in this Agreement any Joint Venture Assets held in the name of less than all of the Parties will be held on trust for all of them in accordance with their respective Participating Interests.

12.2

Trust of Property not transferred

If a transfer of property is required pursuant to any provision of this Agreement then pending that transfer becoming effective, the relevant property will be held on trust by the intended transferor or for and for the sole benefit of and at the expense of the intended transferee, to the extent that it is lawful for this to be done.  The intended transferee will indemnify and keep indemnified the intended transferor or transferors from, against and in respect of all claims, costs, expenses, losses and liabilities suffered or incurred by the intended transferor or transferors in respect to the relevant Property the subject of the transfer before the transfer becoming effective.

12.3

Joint loss of title

Any failure or loss of title to the Joint Venture Assets occurring after the Vesting Date, except for losses arising out of a breach of the representations and warranties contained in Clause 4, will be charged to the Participants in proportion to their Participating Interest and all costs of defending title (except costs arising out of such breach of the representations and warranties) after the Vesting Date will be charged to the Joint Account.  Up to the Vesting Date, all such costs will be borne by Rio Tinto with such costs to be included in the Earn-in Expenditure.

13.

Sole Risk

13.1

Sole Risk Programme

Despite any other express or implied term herein, either Participant (the Sole Risk Participant) may at any time following the expiry of 12 months from the Vesting Date propose an Exploration Programme and Budget, a Development Programme and Budget or a Feasibility (the Sole Risk Programme) in respect of any area which (save in the case mentioned in Clause 13.3) is not the subject of a then existing or proposed Programme (the Sole Risk Area) and is not within the area contemplated for Development by the terms of a Feasibility Study.  The Sole Risk Programme will be presented in detail by the Sole Risk Participant to the other Participant and, if applicable, the Manager, by written notice.

The Manager will immediately upon receipt of such Sole Risk Programme ensure that the Sole Risk Programme is on the agenda for a meeting of the Management Committee to be held (and convened by the Manager if necessary) within 30 days of receipt of such Sole Risk Programme.

13.2

Role of Management Committee

The Management Committee may:

(a)

adopt the Sole Risk Programme as Operations (by unanimous vote as required by Clause 9.5(d) in addition to the then current Programme (in which case the then current Programme will be extended accordingly);

(b)

agree in principle that the Sole Risk Programme be carried out as Operations but disagree as to the scope or related budget; or

(c)

decline to adopt the Sole Risk Programme.

13.3

No Agreement

If the Management Committee does not agree on the scope or budget of a Sole Risk Programme as mentioned in Clause 13.2(b), the matter will be left open for a second and consecutive period of 30 days to allow for further discussion.  If the matter is still unresolved at the end of such period, the Participant disagreeing with the Sole Risk Programme will have a third and consecutive period of 30 days to seek financing or to farm out part or all of its Participating Interest in the Sole Risk Programme by first offering the same to the Sole Risk Participant and, failing acceptance, to a third party approved by the Sole Risk Participant, such approval not to be unreasonably withheld.

13.4

No adoption of Sole Risk Programme

If the Management Committee declines to adopt the Sole Risk Programme or if the disagreeing Participant does not obtain financing or enter into a farm-out agreement within such third and consecutive 30 day period, the Sole Risk Participant will have the right to proceed with the Sole Risk Programme at its sole risk and cost providing it commences the work within 120 days of the expiry of the said 30 day period or of the decision of the Management Committee to decline to adopt the Sole Risk Programme whichever is the earlier. If the Sole Risk Participant proceeds with the Sole Risk Programme and unless otherwise agreed by the Participants:-

(a)

the Sole Risk Area will no longer be eligible for Operations and the Sole Risk Participant will have the exclusive right to carry out the Sole Risk Programme and any subsequent work programmes as it may think fit in the Sole Risk Area at its sole risk and cost and the other Participant will, to the extent necessary and so far as it is able, provide full rights of ingress, egress and regress to, from and over the Sole Risk Area so that the Sole Risk Participant may exercise such right; and

(b)

the Participant which is not the Sole Risk Participant will cease to have any rights to Products from the Sole Risk Area and such Products will cease to be subject to the Marketing Agreement.

13.5

Other matters

Where either Participant votes against the carrying out of a Feasibility Study at a meeting of the Management Committee as mentioned in Clause 14.3 or has declined to adopt a Sole Risk Programme in accordance with this Clause 13 or where Clause 14.7 applies, the following additional provisions will apply:-

(a)

the right, title and interest of the Participants, if any, in and to the Sole Risk Area will be transferred at historic cost (that is, the total of Work Expenditures expended to that time on the area to be transferred) to, or (at its option if practicable under applicable law) held on trust for, the Sole Risk Participant and the Participants will cooperate with the Sole Risk Participant to enable it to obtain separate permits and licences under the Mining Law of Botswana for the Sole Risk Area;

(b)

the respective Equity Accounts of the Participants will not reflect the costs of the Sole Risk Programme or any subsequent work programmes in respect of the Sole Risk Area, it being the intention of the Participants that their respective Participating Interests will not be affected either by a decision to fund or a decision not to fund all or a portion of such costs;

(c)

if the Sole Risk Participant takes a decision to mine the whole or part of the Sole Risk Area (a Sole Risk Venture) it will notify the other Participant in writing of that decision;

(d)

the Sole Risk Participant will in respect of the implementation of the Sole Risk Programme provide the other Participant with reports, information, access to information and statements of account in relation to implementation of the Sole Risk Programme and any supplementary work programme in the Sole Risk Area as if they were being implemented as part of the Operations;

(e)

the Sole Risk Participant will indemnify and keep indemnified the holder or holders of the Licences and each other Party which is not a Sole Risk Participant against and in respect of all claims, costs, expenses, losses and liabilities suffered or incurred by it or them in relation to the activities of the Sole Risk Programme; and

(f)

should the Sole Risk Participant wish to transfer, sell or assign its interest in the Sole Risk Area at any time thereafter the provisions of Clause 19 will apply.

14.

Development Decision

14.1

Development Procedures

The mining of any Mineral discovered through the conduct of Joint Venture Operations and the production of Diamonds in or from the Licence Area and all related developments, processing, treatment and transportation will be undertaken only in the manner and according to the procedures set out in this Clause 14 (or as provided in Clause 13)

14.2

Feasibility Studies

(a)

If Rio Tinto commences preparation of a Feasibility Study as part of its Additional Expenditure as required by Clause 6.2 (the Rio Tinto Feasibility Study), then the cost and expense of that Feasibility Study will be borne solely by Rio Tinto until such time as it has incurred the Additional Expenditure in full.  If the Rio Tinto Feasibility Study has not been completed by the time the additional expenditure has been incurred, then the remaining costs associated with completing that Feasibility Study will be borne by the Participants in proportion to their respective Participating Interests.

(b)

Upon completion of the Rio Tinto Feasibility Study (which study will clearly delineate the area covered by the study), the Manager will deliver a copy of the results of that Feasibility Study to PMC and each of the Participants will consider the Feasibility Study and decide whether, in principle, they wish to proceed further towards Development, subject to completion of agreed financing and marketing arrangements, which marketing arrangements will be undertaken by Rio Tinto or its nominated Affiliate on the terms of the Marketing Agreement set out in Schedule 4.

(c)

Rio Tinto will notify PMC within 60 days following delivery of the results of the Rio Tinto Feasibility Study whether it is in favour of proceeding towards Development. Failure by Rio Tinto to give any such notification will be deemed to be a decision in favour of so proceeding. If Rio Tinto notifies or is deemed to have notified PMC that Rio Tinto is in favour of proceeding towards Development, PMC will notify Rio Tinto within 120 days following delivery of the results of the Rio Tinto Feasibility Study whether PMC is also in favour of proceeding towards Development. Failure by PMC to give any such notification will be deemed to be a decision in favour of so proceeding. For greater certainty, if Rio Tinto notifies PMC that Rio Tinto is not in favour of proceeding toward Development, PMC will not be required to make a decision whether or not it is in favour of proceeding toward Development.

14.3

Other Development Opportunities

(a)

In the event that the Management Committee considers that the results of Operations appear to indicate the existence of a possibly economically viable mine and that the reserves, grades and other relevant factors relating to the same merit the undertaking of a Feasibility Study into mining such Product, it will instruct the Manager to delineate the area reasonably considered to cover such Product (the Project Area) and to submit a proposal to the Management Committee setting out in detail the scope of the recommended Feasibility Study.

(b)

Within 30 days of receipt by the Management Committee of the proposal, a meeting of the Management Committee will be held to consider the proposed delineation of the Project Area and the details of the Feasibility Study to be carried out therefor. In the event that the Management Committee approves the delineation of the Project Area and the conduct of the Feasibility Study (whether as proposed by the Manager or as amended by the Management Committee), it will instruct the Manager to carry out the same.

(c)

In the event that at such meeting of the Management Committee, either Participant will have voted against delineation of a Project Area and the conducting of a Feasibility Study or will disagree with the scope, or related budget, of such study, Clause 13 will apply thereto as if references in such Clause to a "Sole Risk Area" were references to a "Project Area" and references to a "Sole Risk Programme" were references to a "Feasibility Study" and the Participant wishing to conduct the Feasibility Study will be deemed to be a Sole Risk Participant in relation to such Project Area.

(d)

In the event the Manager completes a Feasibility Study for the Project Area as instructed by the Management Committee, it will deliver a copy of the results of that Feasibility Study to each of the Participants who will then consider the Feasibility Study and decide whether, in principle, they wish to proceed further towards Development, subject to agreed financing and marketing arrangements, which marketing arrangements will be undertaken by Rio Tinto or its nominated Affiliate on the terms of the Marketing Agreement set out in Schedule 4.

(e)

Rio Tinto will notify PMC within 60 days following delivery of the results of the Feasibility Study whether it is in favour of proceeding towards Development. Failure by Rio Tinto to give any such notification will be deemed to be a decision in favour of so proceeding. If Rio Tinto notifies or is deemed to have notified PMC that Rio Tinto is in favour of proceeding towards Development, PMC will notify Rio Tinto within 120 days following delivery of the results of the Feasibility Study whether PMC is also in favour of proceeding towards Development. Failure by PMC to give any such notification will be deemed to be a decision in favour of so proceeding. For greater certainty, if Rio Tinto notifies PMC that Rio Tinto is not in favour of proceeding toward Development, PMC will not be required to make a decision whether or not it is in favour of proceeding toward Development.

14.4

Withdrawal From Development

If one Participant (the Declining Participant) notifies the other Participant (the Proceeding Participant) within the period of 120 days referred to in Clauses 14.2(c) or 14.3(e), that it has decided not to proceed towards Development, the Declining Participant will have the option of having its Participating Interest diluted or converted to a 3.5% Gross Proceeds Royalty or to let the Proceeding Participant develop the project as a Sole Risk Venture pursuant to Clause 13.

15.

Mining Entity and Structure of Joint Venture

15.1

Mining Entity

(a)

If the Participants have decided (or are deemed to have decided) in accordance with Clause 14 to proceed further towards the Development of a mine they will consult and negotiate in good faith to ensure that the structure of the proposed entity for Development and Mining will be as far as possible the most advantageous to each of them from an investment and taxation point of view and in particular will consider whether the entity should take the form of an unincorporated joint venture or a company. The structure of the entity and any subsequent restructuring of it will require the agreement of both Participants.

(b)

If the Participants agree to establish a new entity, the provisions herein contained for Operations will nevertheless continue to govern, mutatis mutandis, the relationship of the Participants and any third party transferee in relation to that Project Area and that part of the Licence to which the Project Area relates until such new entity has been established (and thereafter insofar as they will continue to be applicable).

(c)

The Participants will use reasonable efforts to obtain from the Government of Botswana such new permits, concessions and agreements (New Licences) under the Act as may be appropriate, in the name of the New Company or other new entity, or if the Participants do not agree to incorporate a New Company, then in the joint names of Rio Tinto (or an Affiliate of Rio Tinto incorporated in Botswana) and PMC (or an Affiliate of PMC incorporated in Botswana), in respect of Diamonds in that Project Area. If necessary for this purpose, PMC will apply to the Government of Botswana (and the Participants will cause the Management Committee give the approval required by Clause 9.5(a) so that the Project Area may be excluded from the Licences and the Licence Area and so that the New Licences may be issued for the Project Area.

(d)

If the Participants (and for the purposes of this Clause 15 "Participants" will include such transferee) do not agree, within a period of 12 months after they decided in accordance with Clause 14 to proceed further towards mining the relevant deposit, upon the terms on which the new entity for the Development and Mining of such Product is to be established, the terms of this Agreement will continue to apply.

15.2

Government Rights

(a)

The parties acknowledge that as of the date of this Agreement the Act provides that any application for the issue, renewal, transfer or amendment of a Licence to mine diamonds will initiate a negotiating process between the Government of Botswana and the applicant pertaining to all technical, financial and commercial aspects of the proposed project including Government participation.

(b)

Accordingly the parties acknowledge that the Act as it currently stands requires them to negotiate in good faith with the Government of Botswana in the event of an application being made for a Mining Licence.  The parties covenant with each other that they will work together to reach any necessary agreement with the Government of Botswana as soon as practicable should this be necessary.  The parties also acknowledge that the provisions of this Joint Venture Agreement and the structure of the proposed entity for development and mining to be established pursuant to Clause 15.1 may require modification to incorporate any agreement with the Government of Botswana.  The Parties acknowledge that if the Government of Botswana is to have a Participating Interest, such interest will be taken in proportion to the Parties' Participating Interests at that time.

16.

Disposition and marketing of Diamonds

16.1

Taking in Kind

Subject to the Marketing Agreement and the Act, each Participant will be entitled to take in kind or separately dispose of its share of all Products in accordance with its Participating Interest, except that Diamonds referred to in Clause 6.5 may only be disposed of as unanimously determined by the Management Committee.

16.2

Marketing

Rio Tinto or any Affiliate which it nominates from time to time will, subject to the applicable laws or orders of government agencies in force from time to time in Botswana in relation to the marketing of diamonds and other minerals extracted or produced in Botswana, have the sole and exclusive right to market and sell such Product as agent for the Participants.  For these purposes, the Participants agree to execute a Marketing Agreement at the same time as this Agreement on the terms set out in Schedule 4 and, subsequently, should they decide to establish a new mining entity in accordance with Clause 15, to procure that such entity enters into a Marketing Agreement on the same terms.

16.3

After Termination of Marketing Agreement

If the Marketing Agreement is terminated in accordance with its terms, the respective share of Products that each Participant is entitled to, in accordance with its Participating Interest, will be determined periodically as follows:

(a)

the Manager, in consultation with the other Participant, will sell individual Diamonds which exceed 10.8 carats or which could reasonably be expected to have a sales value in excess of US$500,000 by public or private tender (with the Participants having the right to bid) with the costs thereof to be for the Joint Account and the sale proceeds then to be divided and shared by the Participants and in accordance with their respective Participating Interests; and

(b)

the Manager, in consultation with the other Participant, will mechanically riffle all other Diamonds into two packages with the costs thereof to be for the Joint Account in such a way that each is of a total weight and contains a distribution of different sizes that corresponds to the respective Participating Interests of the Participants, and each Participant will the take delivery of its respective package.

16.4

Government royalties

The parties acknowledge that as at the date of this Agreement the Act prescribes that the royalties payable to the Government of Botswana on diamond production is 10% of gross market value as that term is defined in the Act.

17.

Termination and Withdrawal

17.1

Termination by Agreement

The Participants may terminate this Agreement at any time by unanimous written agreement.  Furthermore, this Agreement will terminate upon written notice by any Participant if the obligations of any Participant are suspended by operation of Clause 21.5 for a period of 12 months.

17.2

Withdrawal

A Participant may elect to withdraw as a participant from this Agreement at any time by giving notice to other Participant of not less than 30 days.  Upon such withdrawal (which will include a decision not to proceed pursuant to Clause 14.2(c) where Clause 14.4 applies), this Agreement will terminate, and the withdrawing Participant will be deemed to have transferred to the remaining Participant, without cost and free and clear of royalties, liens or other encumbrances, except those interests to which both Participants have given their prior written consent, all of its Participating Interest in the Joint Venture Assets and in this Agreement.  Any withdrawal under this Clause 17.2 will not relieve the withdrawing Participant of its share of liabilities to third persons (whether such accrues before or after such withdrawal) arising out of Operations conducted prior to such withdrawal.  For the purposes of this Clause 17.2, the withdrawing Participant's share of such liabilities will be equal to its Participating Interest immediately prior to withdrawal.

17.3

Effect of Termination on Royalties

The rights of the parties pertaining to Gross Proceeds Royalties will survive termination of this Agreement.

17.4

Continuing Obligations

On termination of this Agreement under Clause 17.1, the Participants will remain liable in proportion to their Participating Interests immediately prior to any such termination for continuing obligations hereunder until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of this Agreement.

17.5

Disposition of Assets on Termination

(a)

Promptly after termination under Clause 17.1, subject to Clause 17.6, the Manager will take all action necessary to wind up the activities of the Joint Venture, and all costs and expenses incurred in connection with the termination of the Joint Venture will be expenses chargeable to the Joint Venture.

(b)

The Joint Venture Assets (excluding the Licences and any New Licences) will first be paid, applied, or distributed in satisfaction of all liabilities of the Joint Venture to third parties and then to satisfy any debts, obligations, or liabilities owed to the Participants.

(c)

Any remaining cash and all other Joint Venture Assets (excluding the Licences and any New Licences) will be distributed (in undivided interests unless otherwise agreed) to the Participants, subject to any dilution, reduction, or termination of such Participating Interests as may have occurred pursuant to the terms of this Agreement provided that no Participant will receive a distribution of any interest in Products or proceeds from the sale thereof if such Participant's Participating Interest therein has been terminated pursuant to this Agreement.

17.6

Non-Compete Covenants

(a)

A Participant that withdraws pursuant to Clause 6.3, 14.4 or 17.2, or is deemed to have withdrawn pursuant to Clauses 7.5 or 23, will not directly or indirectly acquire any interest within the Licence Area for the remaining term of the Licences or any New Licences and any renewals and will warrant that none of its Affiliates will so acquire any such interest.  If a withdrawing Participant, or the Affiliate of a withdrawing Participant, breaches this Clause 17.6, such Participant or Affiliate will be obliged to offer to convey to the non-withdrawing Participant, without cost, any such property or interest acquired in the Licence Area.  Such offer will be made in writing and can be accepted by the non-withdrawing Participant at any time within 45 days after it is received by such non-withdrawing Participant. The provisions of this Clause 17.6 will cease to apply on the expiry of all the Licences or New Licences.

(b)

If a Participant applies for and is granted any form of mining or exploration rights in respect of any land which formed part of the Licence Area at the date of the Letter of Intent, but that area is subsequently ceded from the Licence Area, that Participant will hold the relevant area of land as a Joint Venture Asset for the benefit of all Participants in accordance with their respective Participating Interests.

17.7

Right to Data After Termination

After termination of this Agreement pursuant to Clause 17.1, each Participant will be entitled to copies of all information acquired pursuant to joint venture activities as at the date of termination and not previously furnished to it and, further for as long as it remains payable, copies of information necessary to show the calculation of the royalty established in Clauses 7.6 or 14.4 as the case may be.  After any other termination or withdrawal, the terminating or withdrawing Participant will not be entitled to any such information.

18.

Transfer of Participating Interests

18.1

General

Subject to the provisions of this Clause 18, a Participant will have the right to transfer, grant, assign, and otherwise commit or Dispose (all such rights to be referred to as transfer in this Clause 18) to any third party all or any part of its Participating Interest or its Gross Proceeds Royalty (in this Clause 18, the Participating Interest or Gross Proceeds Royalty that is the subject of the transfer is called the Subject Interest; and the Party that is transferring the Transferred Interest in called the Transferor).  For the avoidance of doubt, the Subject Interest will include any interest a Party may have in any incorporated entity established pursuant to Clause 15.

18.2

Limitations on Free Transferability

The transfer right of a Transferor in Clause 18.1 will be subject to the following terms and conditions:

(a)

the non-transferring Participant approves the transfer of the Transferor's Subject Interest, such approval not to be unreasonably withheld, and the proposed transferee has adequate financial resources in the reasonable opinion of the non-transferring Participant; provided such requirements will not apply in respect of transactions to which Clause 18.3 applies.  For greater certainty, the prior approval of the holder of a Gross Proceeds Royalty is not required in respect of the transfer of a Participating Interest;

(b)

no transferee of all or part of the Subject Interest will have the rights of a Participant or royalty payee unless and until the Transferor has provided to the other Participants notice of the transfer, and the transferee, as of the effective date of the transfer, has executed a Deed of Assumption in the form attached in Schedule 5;

(c)

no transfer permitted by this Clause 18 will relieve the Transferor of its share of any liability, whether accruing before or after such transfer, which arises out of Operations conducted before such transfer but will relieve the Transferor of any liability relating to Operations conducted after such transfer;

(d)

the Transferor and the transferee will bear all tax and stamp duty consequences of the transfer;

(e)

no transfer will be made of less than a 10% Participating Interest and no such transfer will result in the transferring Participant retaining less than a 10% Participating Interest;

(f)

the transfer of a Subject Interest will be subject to a pre-emptive right in favour of the non-transferring Participant as provided in Clause 18.3; for greater certainty, the holder of a Gross Proceeds Royalty does not have a pre-emptive right in respect of the transfer of a Participating Interest; and

(g)

despite anything to the contrary in the foregoing, a Participant may create a mortgage, lien, hypothecation, charge or other form of security interest over its Participating Interest without the prior consent of the other Participant provided that:

(i)

a Participant may not create a mortgage, lien, hypothecation, charge or other form of security interest over its Participating Interest in favour of any person (in this Clause 18.2(g)(i) a Mortgagee) unless such Mortgagee first enters into an agreement with the other Participant, in form and content satisfactory to such other Participant acting reasonably, whereby the Mortgagee agrees that:

(A)

such mortgage, lien, hypothecation, charge or other form of security interest will be subordinate to the terms of this Agreement and the rights and interests of the other Participant hereunder;

(B)

if it enters into possession of or otherwise commences enforcement of any of its security against the Participant's Participating Interest, other than an enforcement consisting solely of the sale of such Participating Interest, it will be deemed to have assumed the position of the encumbering Participant with respect to this Agreement, and it will comply with and be bound by the terms and conditions of this Agreement;

(C)

any enforcement by it of its security by way of sale of the Participating Interest will be made in accordance with the terms of this Agreement, including the pre-emptive rights of the other Participant under Clause 18.3; and

(D)

any entering into possession of or other enforcement of the security against the Participating Interest by any receiver, receiver-manager, liquidator, trustee in bankruptcy or person with similar powers appointed by the Mortgagee under the security or by a court on application of the Mortgagee other than an enforcement consisting solely of the sale of such Participating Interest will be deemed to be an entering into of possession by the Mortgagee; and

(ii)

the sole purpose of the mortgage, lien, hypothecation, charge or other form of security interest over its Participating Interest is to obtain project financing for an approved development on the Licence Area.

18.3

Pre-emptive Right

(a)

Except as otherwise provided in Clause 18.4 and always subject to the conditions set out in Clause 18.2, if a Transferor desires to transfer all or any part of its Subject Interest, the remaining Participant or other Participants will have a pre-emptive right to acquire such Subject Interest as provided in this Clause 18.3. For greater certainty, the holder of a Gross Proceeds Royalty does not have a pre-emptive right in respect of the transfer of a Participating Interest.

(b)

A Transferor intending to transfer all or any part of its Subject Interest will promptly notify the other Participants (the Offeree) of its intention.  The notice must state the price and all other pertinent terms and conditions of the intended transfer, and will be accompanied by a copy of any offer or contract for sale.  Alternatively, the Transferor desiring to sell may propose terms of a sale that may be offered to a prospective purchaser.  If the consideration for the intended transfer is, in whole or in part, other than monetary, the notice must describe such consideration and its monetary equivalent based upon the fair market value of the non-monetary consideration stated in terms of cash or currency, together with information sufficient to establish the basis for such equivalence.  The Offeree will have 30 days from the date such notice is delivered to notify the Transferor whether it elects to acquire all of the offered Subject Interest at the same price and on the same terms and conditions as set forth in the notice.  If the Offeree does so elect, the transfer will be concluded promptly after notice of such election is delivered to the Transferor.  An election or elections to acquire less than all of the offered Subject Interest will be considered a failure to elect and Clauses 18.3(c) and 18.3(d) will apply.

(c)

If the Offeree fails to so elect within the period provided for in Clause 18.3(b), the Transferor will have twelve months following the expiration of such period to consummate the transfer to the third party at a price and on terms no less favourable than those set forth in the notice required in Clause 18.3(b).

(d)

If the Transferor fails to consummate the transfer to the third party within the period set forth in Clause 18.3(c), the pre-emptive right of the other Participant(s) in such offered Subject Interest will be revived.  Any subsequent proposal to transfer such interest will be conducted in accordance with all of the procedures set forth in this Clause 18.3.

(e)

If any controlling interest in PMC is to be transferred to a third party, this will be deemed to be an intended transfer of all of PMC's Participating Interest or Gross Proceeds Royalty as the case may be and in any such case Clauses 18.3(b) to 18.3(d) inclusive will apply.  The term "control" as used herein will mean possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

18.4

Exceptions to Pre-Emptive Right

Clauses 18.2(a) and 18.3 will not apply to the following transfers:

(a)

transfer by a Transferor of all or any part of its interest in this Agreement, any Participating Interest, a Gross Proceeds Royalty or the Joint Venture Assets to an Affiliate;

(b)

corporate consolidation, merger, amalgamation or reorganisation of a party by which the surviving entity will possess substantially all of the stock, or substantially all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that party; and

(c)

transfers between Participants that are expressly required or permitted by the provisions of this Agreement.

19.

Access

19.1

The parties to have access

In addition to any other rights of access conferred by this Agreement, each Party, other than a withdrawing Party, will be entitled at all times, upon giving reasonable notice to the Manager, to access by its employees and agents (at its and their sole cost and risk):

(a)

to the Licence Area for the purpose of inspecting Joint Venture Operations and any operations conducted in the course of implementing a Sole Risk Programme;

(b)

to the results of Operations; and

(c)

to all Confidential Information and Generated Confidential Information within the possession or under the control of the Manager and to copy that Confidential Information and Generated Confidential Information.

19.2

No Interruption to Joint Venture

The rights conferred by Clause 19.1 will not be exercised in a manner so as to interfere with unreasonably, or otherwise to impede or hinder unreasonably, Operations or the operations of any Sole Risk Programme.

20.

Confidentiality

20.1

Confidential Information not to be disclosed

Each party, in this Clause 20 referred to as the Disclosing Party undertakes and agrees:

(a)

not to use in any way any Confidential Information of any other Party without the prior approval of that other Party;

(b)

not to disclose to any person or allow or assist or make it possible for any person to observe any Confidential Information of any other Party, without the prior approval of that other Party or otherwise in accordance with the provisions of this Clause 20; and

(c)

not to disclose any Generated Confidential Information to any person (other than any of the Parties) or allow or assist or make it possible for any person (other than any of the Parties) to observe any Confidential Information, without the prior approval of each other Party or otherwise in accordance with the provisions of Clauses 20.2 or 20.3.

20.2

Permitted Disclosure

Nothing in this Clause 20.2 prohibits the disclosure of Confidential Information, Generated Confidential Information or Confidential Communications by any Disclosing Party;

(a)

to any Affiliates of the Disclosing Party;

(b)

if and to the extent required pursuant to any necessarily applicable legislation or other legal requirement or pursuant to the rules or regulations of any recognised Stock Exchange which are applicable to the Disclosing Party or any Affiliate of the Disclosing Party but only after the Disclosing Party has given notice to each of the other Parties;

(c)

if and to the extent that it may be necessary or desirable to disclose the Information to any government or governmental authority or agency in connection with applications for any Government Consents which are necessary for the conduct of Operations or otherwise in relation to this Agreement;

(d)

to a recognised financial institution (and its professional advisers) in connection with any loan or other financial accommodation sought to be arranged by the Disclosing Party or an Affiliate of the Disclosing Party;

(e)

to potential purchasers or assignees of the whole or any part of the Disclosing Party's Participating Interests on the condition that the potential purchaser has executed a confidentiality agreement in favour of all Participants;

(f)

to professional advisers (including legal advisers) and consultants of the Disclosing Party whose duties in relation to the Disclosing Party or under this Agreement necessarily require the disclosure;

(g)

subject to Clause 20.4, to employees, officers and agents of the Disclosing Party whose duties in relation to the Disclosing Party or under this Agreement necessarily require the disclosure; or

(h)

pursuant to a binding order of any court of competent jurisdiction or other competent authority provided that a copy of that binding order and details of the information and materials to be disclosed are given to each of the other Parties by the Disclosing Party before that disclosure.

20.3

Use of Confidential Information by employees

Each Disclosing Party will use its best endeavours to procure that each of its employees, officers or agents to whom Confidential Information, Generated Confidential Information or Confidential Communications is or has been disclosed or by whom Confidential Information, Generated Confidential Information or Confidential Communications has been observed (each of whom is in this Clause 20.3 referred to as a Disclosee) will not improperly disclose or improperly use any Confidential Information, Generated Confidential Information or Confidential Communications contrary to the requirements to this Clause 20, either during or after the termination of the Disclosee's employment, office or agency with the Disclosing Party.  Any breach by a Disclosee of any undertaking made by the Disclosing Party as to non-disclosure or non-use or any obligation of confidence to which the Disclosee has become subject in relation to Confidential Information, Generated Confidential Information or Confidential Communications, will be deemed to be a breach by that Disclosing Party of that undertaking or obligation and that Disclosing Party will use its best endeavours to enforce or procure the enforcement of that undertaking or obligation.  In performing any of its obligations pursuant to this Clause 20.3, each Disclosing Party may reasonably determine whether litigation to procure compliance by any current or former employee, officer or agent of any Disclosing Party is warranted.

20.4

Manager to be bound by Confidentiality

The Parties will use all reasonable endeavours to procure that the Manager and each successor Manager at all times observe, comply with and give effect to all obligations so far as is possible identical to those obligations placed on them by this Clause 20.

20.5

Public statements concerning the Joint Venture

The Parties will use their reasonable endeavours to agree the wording and timing of all public announcements and statements by all or any of them relating to the Joint Venture or Joint Venture Operations before any announcement or statement is made.  If agreement can not be reached by the time that any announcement or statement must be made, the Party in question will nevertheless be free to make the relevant announcement or statement, but it will not disclose more than the minimum information that it is compelled to disclose.  The Manager will not make any public announcement or statement concerning this Agreement and activities under either of them without the prior approval of each Party.

20.6

Confidentiality obligations to survive termination, etc

The provisions of this Clause 20 will;

(a)

survive and continue to bind the Parties and the Manager for a period of 12 months following termination of this Agreement; and

(b)

survive and continue to bind a Party and the Manager despite that it has ceased to be the Party or the Manager (as the case may be).

21.

Force Majeure

21.1

No liability during Force Majeure

If a Party or the Manager is prevented in whole or in part from carrying out its obligations under this Agreement (other than an obligation to pay money) as a result of Force Majeure, it will promptly notify the other Party accordingly.  The notice must;

(a)

specify the obligations it cannot perform;

(b)

fully describe the event of Force Majeure;

(c)

estimate the time during which the Force Majeure will continue; and

(d)

specify the measures proposed to be adopted to remedy or abate the Force Majeure.

Following this notice, and while the Force Majeure continues, the obligations which cannot be performed (other than an obligation to pay money) because of the Force Majeure will be suspended.

21.2

Remedy of Force Majeure

The Party that is prevented from carrying out its obligations under this Agreement as a result of Force Majeure will remedy the Force Majeure to the extent reasonably practicable and resume performance of its obligations as soon as is reasonably possible.

21.3

Mitigation

The Party that is prevented from carrying out its obligations under this Agreement as a result of Force Majeure will take all reasonable and practicable action to mitigate any loss suffered by a Party as a result of its failure to carry out its obligations under this Agreement.

21.4

No requirement to settle labour dispute

The Parties are not required under Clause 21.2 or 21.3 to settle any labour dispute against its will or to test the validity or refrain from testing the validity of any law, order, rule or regulation.

21.5

Termination for extended Force Majeure

If a Party is prevented from carrying out its obligations under this Agreement as a result of Force Majeure for a period of 12 months the other Party may terminate this Agreement by giving 60 days' notice to the Party claiming Force Majeure without prejudice to any of the rights of either Party accrued before the date of termination.

21.6

Continued obligation to pay Calls

During the period of suspension of performance of obligations as a result of Force Majeure, the obligations of the Participants to advance funds pursuant to Clause 11.2 will be reduced to levels agreed by the Participants to be consistent with the reduced level of Operations during the period.  Otherwise the Participants will continue to be liable for any delay in or failure to make payment of any amount payable under this Agreement.

22.

Protection and Rehabilitation

22.1

Environmental obligations

(a)

The Parties will comply (and exercise their rights and powers to ensure that the Manager complies) with all obligations under any statute or the Licences relating to the protection of the environment which are applicable to Joint Venture Operations and activities carried out in the course of conducting the activities of any Sole Risk Programme (including, without limiting the generality of the foregoing, any obligations in relation to rehabilitation, re-vegetation and cleaning-up of any exploration or development area during and following Development, treatment and mining activities) and will bear all costs associated therewith in proportion to their respective Participating Interests.

(b)

The parties acknowledge that if an application is to be made for a Mining Licence that the Manager will be required to prepare and submit a comprehensive Environmental Impact Assessment as part of the application.

22.2

Rehabilitation reserves

The policies, programmes and budgets of the Joint Venture and any Sole Risk Programme concerning the rehabilitation, re-vegetation and cleaning-up to be carried out pursuant to Clause 22.1 will during mining activities on the Licence Area be determined by the Management Committee which will be empowered to require each of the Parties to make specified provisions which will be reasonable and in accordance with their respective financial obligations for the provision of funds necessary to implement those policies including, without limitation, the establishment of sinking funds and the making of provisions in respective amounts and the setting aside of funds for this purpose.

23.

Default

(a)

If a Participant defaults in the performance of any obligation hereunder (the Defaulting Participant), the other Participant (the Non-Defaulting Participant) may serve upon the Defaulting Participant written notice of default.  If the Defaulting Participant within 60 days following such notice (or in the event of a default in making payments or cash calls, 30 days following receipt of such notice) does not cure the alleged default, the Defaulting Participant will be deemed to be in default except as may be expressly provided otherwise in this Agreement.  Except as otherwise provided, the rights and remedies for default provided in this Agreement will be in addition to, and not in lieu of, any other rights or remedies available to any Non-Defaulting Participant under this Agreement or under law including, without limitation, specific performance.  Any default of the Manager, while acting in its capacity as such, will not be subject to any provisions of this Agreement relating to the default of a Participant.

(b)

For all purposes of this Agreement, a Participant will not be deemed to be in default in the performance of any provision of this Agreement where there is a good faith dispute between the Participants until such time as all such disputes concerning such provision, including any assertion of default in performance, have been determined by arbitration pursuant to Clause 25.

(c)

Events of default are the following:

(i)

failure of any Participant to make any portion of its share of contributions required by this Agreement (including, without limitation, cash calls and advances required by an approved Programme and Budget), plus any interest payable thereon, upon the date such contributions are due and payable;

(ii)

a Participant makes a general assignment for the benefit of creditors;

(iii)

a petition or other proceeding to have a Participant adjudged bankrupt, or a petition for reorganisation or arrangement under any law relating to insolvency or bankruptcy, is filed by or against such Participant, unless the same is dismissed within 60 days of such filing;

(iv)

a trustee, receiver, liquidator, or administrator is appointed to take possession of substantially all of a Participant's assets and possession is not restored to such Participant within 60 days thereafter; or

(v)

a Participant's Participating Interest is attached, executed upon or otherwise judicially seized, and such attachment, execution or seizure is not discharged within 60 days thereafter.

(d)

If a Participant defaults in making all or any portion of its share of contributions, the Non-Defaulting Participants will have the remedy set forth in Clause 7.4.  If a Participant is in material default in the performance of its obligations under this Agreement (other than defaults in the making of contributions unless such defaults are persistent such that they have occurred on three (3) or more occasions in one Year) then, unless such default has been cured or unless curative action has been commenced during the 60 day curative period and is diligently continued and completed within a reasonable time thereafter, the Defaulting Participant will be deemed to have withdrawn from the Joint Venture and the provisions of Clause 17.2 will apply mutatis mutandis to such withdrawal, with the Defaulting Participant and Non-Defaulting Participant being regarded for the purposes of that Clause as, respectively, the "withdrawing Participant" and the "remaining Participant".

24.

Taxation in Botswana

Each Participant will be directly responsible for and will directly pay all taxes applicable to such Participant in Botswana in connection with Operations carried out under this Agreement.

In particular, each Participant will individually file its own Botswana tax returns with the relevant authorities and independently file pertinent claims and recover tax credits.  Actions and results thereof which one of the Participants decides to adopt in respect of Botswana tax matters will not be applicable to the other Participants and will have no effect in the course of actions taken by such other Participants.

25.

Dispute Resolution

25.1

Arbitration

Any disputes arising out of or in connection with this Agreement will be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre.

Subject to any contrary provisions in the selected rules;

(a)

the appointing and administering body must be the British Columbia International Commercial Arbitration Centre;

(b)

there will be 3 arbitrators;

(c)

the language of the arbitration must be English; and

(d)

the place of the arbitration must be Vancouver, British Columbia, Canada.

25.2

Legal Proceedings

Nothing in this Clause takes away the right of the Parties to institute legal proceedings at any time.

26.

General Provisions

26.1

Service of notices

Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:

(a)

must be in writing and signed by a person duly authorised by the sender:

(b)

must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i) to Rio Tinto:

89 Morgana Close

Gaborone

Botswana

Attention:

General Manager

Fax:

+ 267 371 706

with a copy to:

Rio Tinto Mining and Exploration Limited

PO Box 695

7th Floor, Castlemead

Lower Castle Street

Bristol BS99 1FS

United Kingdom

Attention:

General Manager - Commercial

Fax:

+44 117 922 6358

(ii) to PMC:	PO Box 40792 Gaborone Botswana Attention: Fax : with a copy to: Trivalence Mining Corporation 502-815 Hornby Street Vancouver British Columbia Canada V6Z 2E6 Attention: CEO Fax: +604 684 2407

(c)

will be taken to be duly given or made:

(i)

in the case of delivery in person, when delivered;

(ii)

in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(iii)

in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day in the place to which the Notice is sent or is later than 4.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

26.2

Waiver

The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof will not constitute a waiver of any provision of this Agreement or limit the Party's right thereafter to enforce any provision or exercise any right.

26.3

Modification

No modification or amendment of this Agreement will be valid unless made in writing and duly signed by the Parties.  If in the event of experience gained through the operation of this Agreement, the Parties agree that application of any of its provisions results in a material inequity to the Parties, then the Parties agree that they will meet to discuss possible changes in such provision(s) proposed by the Parties as a means of obviating such inequity.

26.4

Governing Law and Jurisdiction

This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia, Canada without regard to conflicts of law.

26.5

Rule against Perpetuities

If any provision of this Agreement should violate any rule against perpetuities or any related rule against interests that last too long or are not alienable, then any such provision will terminate 20 years after the death of the last survivor of all the lineal descendants of His late Majesty King George V of England, living on the Commencement Date.

26.6

Further Assurances

Each of the Participants agrees that it will take from time to time such actions and sign or execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

26.7

Entire Agreement, Successors and Assigns

This Agreement contains the entire understanding of the Parties and supersedes all prior agreements and understandings between the Parties relating to the subject matter hereof including without limitation the Letter of Intent. This Agreement will be binding upon and inure to the benefit of the respective successors and permitted assigns of the Parties.

26.8

Severability

If part of this Agreement is rendered illegal, invalid or unenforceable under applicable law, the remaining clauses of this Agreement will continue in force.

Executed in England and Canada

Page #

RIO TINTO MINING AND EXPLORATION LIMITED

AFRICA/EUROPE REGION

Pioneer Mining Company N.V.

Executed for and on behalf of Pioneer Mining Company N.V. by:
Director
Print Name

Tinto Botswana Exploration Pty Limited

Executed for and on behalf of Tinto Botswana Exploration Pty Limited by:
Director
Print Name

Page #

RIO TINTO MINING AND EXPLORATION LIMITED

AFRICA/EUROPE REGION

Trivalence Mining Corporation

Executed for and on behalf of Trivalence Mining Corporation by:
Director
Print Name

Rio Tinto  Mining and Exploration Ltd

Executed for and on behalf of Rio Tinto Mining and Exploration Ltd by:
Director
Print Name

Page #

SCHEDULE 1

Accounting Procedure

1.

The Accounts

1.1

Form of the Accounts

The Manager will keep the books and records to be kept by it under the terms of this Agreement (the Accounts) in a form that:

(a)

accounts and records will be prepared in accordance with generally accepted accountancy principles and methods of Botswana, and in accordance with International Accounting Standards.  Where the two prescribe different treatment, the International Accounting Standards will prevail.  The accounts and records will be maintained in the Manager's offices in Botswana;

(b)

permits each Participant to record all transactions that it has to include in its own books and in its public financial statements; and

(c)

permits each Participant to analyse all Work Expenditure and the cost of all Operations.

1.2

Basis for Charging

Subject only to the management fee and, if applicable, sales commission on sales of diamonds or other precious stones, all expenses charged by the Manager will be at cost.  All expenditure will be charged on a commercial invoice basis or an authentic document evidencing expenditure, except expenses incurred and not yet billed, which will be charged on a provisional basis to the extent that they correspond to work already undertaken. Charges payable by the Manager for goods or services obtained from Affiliates will not exceed commercial rates.

1.3

Currency and Payment

(a)

The Accounts will be kept in US Dollars.

(b)

Sums expended by a Participant in any currency other than Dollars will be accounted for in Dollars calculated in accordance with International Accounting Standards utilising the exchange rates quoted by the London Financial Times or other reputable source.

(c)

For the purpose of calculating Rio Tinto's Earn-in, sums expended in Botswana currency will be converted at the end of each month using the average Botswana currency/Dollar exchange rate for that month as quoted in the London Financial Times or other reputable source.

(d)

Exchange rate differences resulting from currency dealings carried out by the Manager are chargeable to the Accounts.

1.4

The Participants Own Accounts

Each Participant will be responsible for keeping its own accounts as required by law, and for recording in them its own share of expenditure.

2.

Periodic Statements and Settlements

2.1

Cash Calls

(a)

The Manager will advise the Participants of their share of the joint Operation net cash requirements by submitting to the Participants an itemised estimate of such requirements for the succeeding quarter.

Cash calls will be made by the Manager as required and the Participants will pay their share of the cash requirements within 30 days after receipt of the cash call, or earlier if required for emergencies pursuant to the Agreement.

(b)

Payment of cash calls will not prejudice the right of a Participant to protest or question the correctness thereto; provided however, that all bills and statements rendered to the Participants by the Manager during any Year will conclusively be presumed to be true and correct after 12 months following the end of any such Year, unless within the said 12 month period any Participant takes written exception thereof, and makes a claim to the Manager for adjustment.  No adjustment favourable to Manager will be made unless it is made within the same prescribed period.

2.2

Statements of Expenditure

Not later than the 20th day of each calendar quarter, the Manager will send to each Participant a statement of expenditure in the previous quarter.

The statement must contain the following information:

(a)

statement of cash advances, if any, received from the Participants during the previous quarter;

(b)

the Participants pro rata share, if any, in the total expenditure in the previous quarter;

(c)

the excess or deficit in the advances made by the Participants; and

(d)

sufficient detail to enable each Participant to prepare its tax return and satisfy the fiscal authorities of the country of domicile of its holding company.

2.3

Additional Statements

Not later than the 20th day of each calendar month after the Vesting Date, the Manager will send to each Participant a monthly balance sheet, statement of income and statement of cash flow for the Joint Venture, if and to the extent that such statements are appropriate given the type of mining entity or venture that is then being employed by the Participants.

2.4

Register of Fixed Assets

The Manager will keep a register showing the quantity and value of the fixed assets, if any, acquired for the Joint Venture.  The Manager will carry out a verification of the physical assets once a Year.

Not less than 30 days before the verification, the Manager will inform the Participants of its intention.  They may attend or be represented at their own expense.  If absent, they will be deemed to approve the list of physical assets drawn up by the Manager.

A true copy of the list of physical assets certified by the Manager and corresponding with the register will be sent to the Participants.

2.5

Fiscal Obligations of the Manager

The Manager will be solely responsible for the payment of tax obligations arising out of all transactions carried out by it on behalf of the Joint Venture, such as payment of any value added tax with the exception of those taxes legally payable by each Participant and for which there is a separate tax assessment.

All duties and taxes paid in connection with the Participants' activities are to be charged to the Accounts on the basis of payments made.

2.6

Direct Charges

The Manager will charge the Joint Account with the following items:

(a)

(Rentals and Royalties)  Rentals, royalties, acquisition costs, etc. of private rights paid by Manager for the Operations.

(b)

(Manpower Costs)

(i)

Salaries and wages of the Manager's field employees directly employed on the Licence Area in the conduct of the Operations, or, if not employed full-time on the Operations, a proportionate part thereof for the time they were so directly employed.

(ii)

Salaries and wages of the Manager's technical employees, landsman employees, management, supervisory, administrative, clerical and other employees, directly employed, at whatever location, solely and exclusively for the conduct of Operations, or, if not employed full-time on the Operations a proportionate part thereof for the time they were so directly employed.

(iii)

The Manager's costs for holiday, vacation, sickness and disability benefits and other customary allowances paid to or on account of employees (or a proportionate part thereof if not employed full-time on the Operations) whose salaries and wages are chargeable to the Joint Account under paragraphs (b)(i) and (b)(ii) of Section 2.6.  Such costs will be charged on an "accrual basis " or by a percentage assessment on the amount of salaries and wages chargeable to the Operations under paragraphs (b)(i) and (b)(ii) of Section 2.6.  If percentage assessment is used, for which prior unanimous approval of the Management Committee is required, the rate will be based on the Manager's cost experience.

(iv)

Expenditures or contributions made pursuant to assessments imposed by any governmental authority which are applicable to Manager's costs chargeable to the Operations under paragraphs (b)(i), (b)(ii)  and (b)(iii) of Section 2.6.

(v)

Personal expenses and allowances to which employees, whose salaries and wages are chargeable to the Joint Account under paragraphs (b)(i) and (b)(ii) of Section 2.6, may be entitled, in accordance with common practice.

(c)

(Consumables)   Consumables purchased or furnished by the Manager for use in the Joint Venture.  Only such consumables will be purchased for or transferred to the Joint Venture as may be required for immediate use and is reasonably practical and consistent with efficient and economical Operations.  The accumulation of surplus stocks will be avoided.

(d)

(Transportation)  Reasonable costs of transportation of employees for the Operations.

(e)

(Services)  The costs of consultancy services, contract services, services pursuant to the Agreement, equipment and utilities provided by outside sources, except services excluded by this Section 2.6.  The cost of professional consultancy services and contract services of technical personnel directly engaged on the Joint Venture if such charges are excluded from the overhead rates.

(f)

(Damages and Losses to Property)  All costs or expenses necessary for the repair or replacement of property made necessary because of damages or losses incurred by fire, flood, storm, theft, accident or other cause, except those resulting from the Manager's gross negligence or wilful misconduct. The Manager will furnish the Participants with written notice of damages or losses incurred as soon as practicable.

(g)

(Legal Expenses)  Expense of handling, investigating and settling litigation or claims, discharging of liens, payment of judgements and amounts paid for settlement of claims incurred in or resulting from the Operations or necessary to protect or recover property, except that no charge will be made for services for Manager's legal staff unless previously agreed to by the Participants.

(h)

(Taxes)  All duties and taxes of every kind and nature (except income taxes) assessed or levied upon or in connection with the Joint Venture, the operation thereof, or the production therefrom.

(i)

(Insurance)  Net premiums paid for insurance required to be carried for the Operations by law and other insurance carried for the protection of the Participants in accordance with the Agreement.

(j)

(Permits and Rights of Way)  Such permits, rights of way, fees and other costs as may be incurred in connection with their acquisition and any applicable expenses incidental to their acquisition.

(k)

(Restoration Costs)  All costs and expenses necessary to restore, protect and improve land in the Licence Area to bring it into harmony with its surroundings during the time or upon the completion of any Operations.

(l)

(Administrative Charge)  The Manager will be entitled to include a charge for administrative overhead at an amount equal to 10% of any year's expenditure during the Exploration phase, but limited to 3% on all individual contracts exceeding $20,000 in value; 5% in the Development and construction phase; and 2% in the operations phase. Such administrative charge will be in lieu of all administrative expenses incurred outside Botswana.

(m)

(Other Expenditure)  Any other Expenditure not covered or dealt with in the foregoing provisions of Section 2.6, and which is incurred by the Manager in the necessary and proper conduct of the Operations, including, but not limited to, the cost of establishing, operating and maintaining offices and facilities, wherever situated, which are used for the conduct of the Operations.

3.

Sales and Recoveries

Sales of material to third parties that were originally purchased for the Joint Account and proceeds of insurance the premiums for which were charged to the Joint Account will be credited to the Joint Account at the net amount received. Any damages or claims by the purchaser will be charged back to the Joint Account if and when paid.

4.

Modifications and Revisions

This Accounting Procedure may be revised or amended from time to time upon mutual agreement of the Participants, provided that such modifications and revisions are in writing and signed by the Participants.

SCHEDULE 2

(copy of Licences)

SCHEDULE 3

(Map showing Licence Area)

Kokong Project  bounded by straight lines between these corner points:

Long (E)	Lat (S)	Corner Point
22degrees 30' 00"	24degrees 40' 00"	A
22degrees 30' 00"	24degrees 02' 00"	B
22degrees 53' 00"	24degrees 02' 00"	C
22degrees 53' 00"	24degrees 07' 00"	D
23degrees 00' 00"	24degrees 07' 00"	E
23degrees 00' 00"	24degrees 17' 00"	F
22degrees 56 '00"	24degrees 17' 00"	G
22degrees 56' 00"	24degrees 25' 30"	H
23degrees 06' 00"	24degrees 25' 30"	I
23degrees 06' 00"	24degrees 30' 00"	J
23degrees 10' 00"	24degrees 30' 00"	K
23degrees 10' 00"	24degrees 40' 00"	L

SCHEDULE 4

(Marketing Agreement)

THIS AGREEMENT is made on     February 2002, between;

1.

PIONEER MINING COMPANY N.V., a company incorporated under the laws of the Netherland Antilles, whose registered office is situate at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Willemstad, Curacao, Netherlands Antilles (PMC);

2.

TRIVALENCE MINING CORPORATION, a company incorporated in Canada with its registered office at 502-815 Hornby Street, Vancouver, British Columbia, Canada (Trivalence);

3.

TINTO BOTSWANA EXPLORATION Pty LIMITED, a company incorporated in Botswana, with its registered office at 89 Morgana Close, Gaborone, Botswana (Rio Tinto ); and

4.

RIO TINTO MINING AND EXPLORATION LIMITED, a company incorporated in England with its registered office at Seventh Floor, Castlemead, Lower Castle Street, Bristol, England (RTM&E).

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements hereinafter contained the parties agree as follows:

1.

Definitions and Interpretation

1.1

Definitions

The following definitions apply unless the context requires otherwise. Terms which are defined in the Joint Venture Agreement will, unless otherwise defined herein or unless the context otherwise requires, have the same meaning when used in this Agreement.

Agent means RTM&E or its nominated Affiliate.

Agent's Proceeds means the sale proceeds realised by the Agent from each sale of Diamonds less, to the extent attributable thereto, the Expenses and the Agent's commission under Clause 9.3(c).

Diamonds has the meaning assigned to it in the Joint Venture Agreement, excluding Diamonds from Sole Risk Areas.

Expenses means only the following costs and expenses to the extent incurred by the Agent in respect of the Diamonds after they have been made available to be taken by it as agent pursuant to Clause 16 of the Joint Venture Agreement:

(a)

taxes (other than income taxes), royalties, duties, levies and costs paid to the Government of Botswana or any department or agency thereof with respect to Diamonds including the export and sale thereof;

(b)

the cost of transporting the Diamonds from the mine site to the Agent's marketing office in Antwerp; and

(c)

the cost of insuring Diamonds against loss, theft or destruction from the time they leave the mine site until the time risk passes to the purchaser of them.

Joint Venture Agreement means the joint venture agreement dated as of the date of this Agreement between Rio Tinto, RTM&E, Trivalence Mining Corporation and PMC.

Net Receipts means Receipts less Expenses.

Rio Tinto's share of Diamonds means the Diamonds to which Rio Tinto may from time to time be entitled as a Participant in accordance with the Joint Venture Agreement.

Receipts means all amounts actually received by the Agent as payment for Diamonds sold by it for the account of Rio Tinto and PMC.

Sale Date means a date on which the Agent completes a sale of Diamonds, it being anticipated that there will be ten Sale Dates in a calendar year once Diamonds have been made available to the Agent to be sold hereunder.

PMC's share of Diamonds means the Diamonds to which PMC may from time to time be entitled as a Participant in accordance with the Joint Venture Agreement.

1.2

Interpretation

Headings are for convenience only and do not affect interpretation.  The following rules apply unless the context requires otherwise:

(k)

the symbol $ or references to dollars mean the lawful currency of the United States of America.

(l)

The singular includes the plural and conversely.

(m)

A reference to a person, trust, partnership, unincorporated body or other entity includes any of them.

(n)

A reference to a Recital, Clause, or Schedule is a reference to a recital, clause, or schedule of or to this Agreement.

(o)

A reference to any agreement, deed, instrument or other document (including, without limitation, references to this Agreement) include the same as amended, novated, supplemented, varied or replaced from time to time.

(p)

A gender includes all genders.

(q)

A reference to a party to this Agreement or another agreement or document includes its successors and permitted assigns (and where applicable, the party's legal personal representatives).

(r)

If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(s)

A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(t)

A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

2.

Applicable Botswanan Legal Requirements

The powers and rights conferred, and the obligations imposed, upon the parties under this Agreement are to be read subject to any laws and orders of governmental agencies in force from time to time in Botswana which relate to the marketing of Diamonds which are extracted or produced in Botswana.  If any such laws or orders render any provision of this Agreement invalid or unenforceable, the parties will confer to determine the extent to which such invalidity or unenforceability affects the intended operation and effect of this Agreement and, if it is determined that such intended operation and effect is materially affected, they will negotiate in good faith to determine alternative arrangements for marketing Diamonds which, so far as is relevant, would comply with the applicable laws and orders.

3.

Pooling Of Diamonds

(a)

PMC's share of Diamonds and Rio Tinto's share of Diamonds will be pooled for the purposes of sale by the Agent hereunder.

(b)

All sales of Diamonds by the Agent and all Expenses incurred will be deemed to be for the account of PMC and Rio Tinto pro rata in accordance with their respective Participating Interests from time to time.

4.

Appointment of Agent

(a)

PMC and Rio Tinto hereby appoint the Agent as the exclusive agent throughout the world for the marketing and sale of PMC's share of Diamonds and Rio Tinto's share of Diamonds, respectively, upon the terms and conditions hereinafter set forth, and the Agent hereby accepts such appointment. Such appointment will take effect as of the date of this Agreement.

(b)

PMC and Rio Tinto will not appoint an additional agent for the sale of Diamonds.

(c)

Neither PMC nor Rio Tinto will have the right to sell Diamonds directly and all of the Diamonds to which it is from time to time entitled under the Joint Venture Agreement will be available to the Agent to be sold hereunder.

(d)

PMC acknowledges that the Agent, its Affiliates and other companies with which it is related now own and may acquire further interests in diamond-bearing properties in addition to the Licence Area, and that the Agent will be free to market and sell for itself and as agent for others diamonds which may be produced from such properties in competition with sales hereunder and on terms which may be different to or more favourable than the terms on which Diamonds are sold hereunder.

5.

Term

5.1

Term

This Agreement will commence as of the date of this Agreement and will continue until the earliest of the following to occur:

(a)

the date on which Rio Tinto or its Affiliate ceases to be the party acting as Manager under the Joint Venture;

(b)

the date on which the Joint Venture Agreement is terminated;

(c)

ninety days after the Agent has given notice to Rio Tinto and PMC to terminate this Agreement;

(d)

the Agent has not taken reasonable steps to cure such default within 90 days after a notice specifying such default has been given to the Agent by PMC or by Rio Tinto; or

(e)

upon a final order being made or an effective resolution being passed for the winding-up of the Agent or if the Agent makes a general assignment for the benefit of its creditors, or is adjudged bankrupt, or if a custodian or receiver is appointed under any applicable bankruptcy or insolvency legislation or under the terms of any agreement to which the Agent is a party.

5.2

No prejudice

The termination of this Agreement under Clause 5.1 or Clause 5.2 will be without prejudice to any rights, obligations or liabilities of the parties then accrued.

6.

Terms of Sale

(a)

All contracts for the sale of Diamonds will be entered into by the Agent on behalf of Rio Tinto and PMC and will be binding upon Rio Tinto and PMC without the requirement for further action by either of them.

(b)

The Agent may sell the Diamonds, as agent, on such terms and conditions including as to price and currency of payment and to such persons as it in its sole discretion may from time to time determine, subject to Clause 7(f) and the other terms of this Agreement, provided that all sales will require payment concurrent with delivery of the Diamonds to the customer. All payments by customers for Diamonds will be to the Agent.

7.

Obligations Of The Agent

The Agent will:

(a)

maintain proper and adequate accounts and records reflecting its activities under this Agreement;

(b)

afford PMC and Rio Tinto reasonable access to such accounts and records and allow PMC and Rio Tinto at their expense to have them audited by a nationally recognised firm of chartered accountants on reasonable notice, which reasonable access will mean at least once per calendar quarter, and such other reasonable times as requested by PMC or Rio Tinto (as the case may be). If an audit conducted by PMC shows a discrepancy between the aggregate amount that was payable by the Agent to PMC under this Agreement in the calendar year and the aggregate amount that was actually paid, then an adjusting payment will forthwith be made by the Agent to PMC or by PMC to the Agent, as the case may be. If the discrepancy is 10% or greater, the costs of the audit will be borne and paid by the Agent; otherwise the costs of the audit will be borne and paid by PMC;

(c)

provide periodic statements to PMC and Rio Tinto in respect of sales hereunder for such sales, on or before the fifteenth day following a sale, which statements will include the calculation of Receipts and Expenses for the month and accounts receivable, collections and remittance data and a statement of commissions charged and deducted in addition to details of sale price per lot or parcel sold and the quantity, quality and size of each lot or parcel;

(d)

provide periodic reports setting out the stockpile of sold and unsold Diamonds, providing values, quantities, quality, and sizes, and PMC's and Rio Tinto's respective shares thereof;

(e)

pay to each of Rio Tinto and PMC in US dollars on or before the fifteenth day following each sale the portion of the Net Receipts for the previous month which corresponds to its respective provisional or (if available at the time) actual Participating Interest as at the last day of such previous month, provided that the Agent will have the right to deduct or set off against any payment to PMC any Expenses owing by PMC to the Agent hereunder.  The Agent will account to PMC for any sums so deducted or withheld.  At the end of each Budget period under the Joint Venture Agreement, an adjusting payment or set off will be made between the Agent and each of PMC and Rio Tinto to provide for any difference in the aggregate of the monthly portions of Net Receipts received by each of PMC and Rio Tinto under this Clause during the Budget period and the portion of the total Net Receipts for the period which corresponds to its Participating Interest as finally recalculated at the end of the period;

(f)

act in good faith and in the best interests of the Joint Venture and with due regard for the interests of PMC and Rio Tinto, use all reasonable efforts to market the Diamonds as soon as reasonably practicable after the Diamonds have been delivered to the Agent and ensure that all sales of Diamonds hereunder are to persons dealing at arm's length with the Agent and at the best prevailing market price reasonably obtainable; and

(g)

comply with all laws of each jurisdiction in which it carries out its activities pursuant to this Agreement relating to the marketing of Diamonds.

8.

Risk of Loss

The Agent may remove PMC's and Rio Tinto's respective shares of Diamonds from the mine site and deliver them to another location or to an intermediary if necessary or desirable to effect the sale of them.  While such Diamonds remain at the mine site, they will be deemed to be in the possession of, respectively, PMC and Rio Tinto.  Risk of loss of such Diamonds will remain with PMC and Rio Tinto, respectively, until risk of loss passes to the purchaser of them.  If the Agent takes possession of such Diamonds, it will exercise the same degree of care in protecting them as usually found in the industry . The Agent will procure for PMC and Rio Tinto such insurance against loss, theft or destruction of the Diamonds as is prudent and reasonable in the circumstances.  The Agent will not be required to meet any standard of care which is higher than or in addition to the standard of care provided in this Clause 8.

9.

Payment of Commission and Expenses

(a)

Each of PMC and Rio Tinto will pay to the Agent in US dollars on or before the twentieth day of each month that portion of the Expenses incurred by the Agent for the previous month which corresponds to its provisional or (if available at the time) actual Participating Interest as at the last day of such previous month.  Such Expenses may be set off or deducted by the Agent against Receipts as provided in Clause 7(e).  If, at the end of a Budget Period, an adjusting payment or set off in respect of Receipts is made pursuant to Clause 7(e) between the Agent and PMC or Rio Tinto, a corresponding adjustment or set off will be made in respect of payments, set offs or deductions made in respect of Expenses under this Clause.

(b)

Any services obtained by the Agent from its Affiliates and charged hereunder as Expenses will be on commercially reasonable terms.

(c)

Each of PMC and Rio Tinto will pay to the Agent in US dollars on or before the twentieth day of each month commission in respect of the portion of the Receipts for the previous month which corresponds to its provisional or (if available at the time) actual Participating Interest as at the last day of such previous month, the rate of commission to be 2% of such Receipts.  Such commission may be set off or deducted by the Agent as provided in Clause 7(e).  If, at the end of a Budget Period, an adjusting payment or set off in respect of Receipts is made pursuant to Clause 7(e) between the Agent and PMC or Rio Tinto, a corresponding adjustment or set off will be made in respect of payments, set offs or deductions made in respect of commission under this Clause.

(d)

Other than the Expenses, the Agent will bear for its own account all costs and expenses incurred by the Agent in respect of the Diamonds after they have been made available to be taken by it as agent pursuant to Clause 17 of the Joint Venture Agreement.

10.

Assignment

Neither party may assign this Agreement without the consent of the other party, which consent is not to be unreasonably withheld, provided however that:

(a)

the Agent may in its capacity as Agent, without such consent, assign this Agreement to such Affiliate as it may nominate from time to time;

(b)

each of PMC and Rio Tinto may, without such consent, assign this Agreement to a permitted assignee of its Participating Interest under the Joint Venture Agreement; and

(c)

each of PMC and Rio Tinto may, without such consent, assign its right to receive its portion of the Net Receipts payable hereunder, subject to the Agent's prior rights under Clauses 9(a) and 9(c) hereof.

11.

Entire Agreement, Successors and Assigns

(a)

This Agreement along with the Joint Venture Agreement contain the entire understanding of the parties and supersedes all prior agreements and understandings, between PMC and Rio Tinto relating to the subject matter hereof.  This Agreement will be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties.  If a party to the Joint Venture Agreement assigns or transfers all its rights, interest and obligations as a Participant thereunder it will (unless the parties to this Agreement agree otherwise) ensure that its assignee binds itself to observe and perform the obligations on the part of that party under this Agreement.

(b)

If a party assigns this Agreement to an Affiliate pursuant to Clause 12(a), it will ensure that its assignee binds itself to observe and perform the obligations on its part to be performed under this Agreement. No assignment of this Agreement by a party to the Joint Venture Agreement or by the Agent will relieve the assigning party of its share of any liability hereunder, whether accruing before or after such assignment, relating to matters occurring prior to such assignment, but will relieve the assigning party of any liability relating to matters occurring after such assignment. If the Agent ceases to be an Affiliate of Rio Tinto, its successor or assign, the Agent will if requested by PMC assign this Agreement to an Affiliate or Rio Tinto.

12.

Currency Conversion

If Receipts or Expenses are not in US dollars, the payments to which the Agent or PMC or Rio Tinto (as the case may be) are entitled in US dollars will be based on the relevant rate of exchange on the date of the transaction in question, as quoted by the London Financial Times or another mutually agreed source.

13.

Joint Venture Agreement

Except as provided in Clause 5 hereof, the terms of the Joint Venture Agreement will prevail if and to the extent that the terms of this Agreement are inconsistent with the terms of the Joint Venture Agreement.

14.

General Provisions

The provisions of Clauses 20 (Confidentiality), 21 (Force Majeure), 25 (Dispute Resolution), 26 (General Provisions) (other than Clause 26.7) of the Joint Venture Agreement will apply, mutatis mutandis, to this Marketing Agreement.

Executed in England and Canada

Pioneer Mining Company N.V.

Executed for and on behalf of Pioneer Mining Company N.V. by:
Director
Print Name

Tinto Botswana Exploration Pty Limited

Executed for and on behalf of Tinto Botswana Exploration Pty Limited by:
Director
Print Name

Trivalence Mining Corporation

Executed for and on behalf of Trivalence Mining Corporation by:
Director
Print Name

Rio Tinto Mining and Exploration Ltd

Executed for and on behalf of Rio Tinto Mining and Exploration Ltd by:
Director
Print Name

#

SCHEDULE 5

(Deed of Assumption)

Page #

Deed of Assumption

______________________________

NP (the New Participant)

and

A  (the Assignor)

and

EP  (the Existing Participant)

Rio Tinto plc

6 St James's Square

London

SW1Y 4LD

___________________________________________________

THIS DEED is made on                                            between:

1.

[NP] of [#address] (the New Participant);

2.

[A] of [#address] (the Assignor); and

3.

[EP] of [#address] (the Existing Participant).

2.

RECITALS

A.

The Assignor and the Existing Participant are parties to the Agreements.

B.

The Assignor holds a [#]% Participating Interest in the # which it proposes to assign to the New Participant.

C.

The Assignor has agreed to assign its rights under the Agreements in relation to the Assigned Interest to the New Participant and the New Participant has agreed to assume the obligations of the Assignor under the Agreements in relation to the Assigned Interest on and from the Effective Date.

D.

The Existing Participant has agreed to release the Assignor from its obligations under the Agreements in relation to the Assigned Interest on and from the Effective Date.

E.

The Existing Participant has agreed to consent to the transactions referred to in this Deed in accordance with the terms of this Deed.

IT IS AGREED as follows:

1.

Definitions and Interpretation

1.1

Definitions

The following definitions apply unless the context requires otherwise.

Assigned Interest means the Participating Interest referred to in Recital B.

Agreements means, collectively, #.

Effective Date means the date upon which the assignment referred to in Recital C takes effect.

1.2

Terms defined in the Agreements

Words that are defined in the Agreements and not in Clause 1.1 and that are used in this Deed have the same meaning in this Deed as in the Agreements, unless the context requires otherwise.

1.3

Agreements interpretation provisions to apply

The provisions of Clause # of the # Agreement form part of this Deed as if set out in full in this Deed.

2.

Consent of Existing Participant

With effect on and from the Effective Date, the Existing Participant:

(a)

consents to the New Participant assuming the obligations of the Assignor under the Agreements in relation to the Assigned Interest in accordance with Clause 3;

(a)

[acknowledges and agrees that it has not exercised or has waived its pre-emptive rights contained in Clause [#insert clause reference] of the # Agreement;]

(c)

acknowledges and agrees that the New Participant will be entitled to exercise all of the rights and benefits of the Assignor under the Agreements in relation to the Assigned Interest; and

(d)

agrees to be bound by the terms of the Agreements as if the New Participant were named in it as a Party [instead of the Assignor].

3.

New Participant assumes liability

With effect on and from the Effective Date, the New Participant:

(a)

enjoys all the rights and benefits of the Assignor under the Agreements in relation to the Assigned Interest and may hold and deal with the Assigned Interest without any interruption or disturbance from the Assignor; and

(b)

assumes the obligations and liabilities of the Assignor under the Agreements in relation to the Assigned Interest which arise or accrue on and from the Effective Date and undertakes to discharge those obligations and liabilities as and when required under the Agreements as if the New Participant were named in the Agreements as a Party [instead of the Assignor].

4.

Assignor released

With effect on and from the Effective Date, the Existing Participant releases and forever discharges the Assignor from all claims, demands and liabilities which arise on or after the Effective Date relating to or connected with the Assigned Interest.

5.

Address of New Participant for Notices

For the purposes of the Agreements, the address of the New Participant to which all Notices must be delivered is as follows:

[#address]:

Attention:

Fax No:

6.

Governing law and jurisdiction

This Deed is governed by the laws of #.  Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed.

7.

Costs and stamp duty

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Deed. All stamp duty (including fines, penalties and interest) payable on or in connection with this Deed (if any) must be borne by the New Participant.

8.

Counterparts

This Deed may be executed in any number of counterparts All counterparts together will be taken to constitute one instrument.

Executed as a Deed by:

Existing Participant

Executed for and on behalf of # by:
Director
Print Name

Assignor

Executed for and on behalf of # by:
Director
Print Name

___________________________________________________

New Participant

Executed for and on behalf of # by:
Director
Print Name

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIVALENCE MINING CORPORATION

(Registrant)

By:/s/ Hamish Malkin

(Signature)

Hamish Malkin, CA

Chief Financial Officer

Date: January 8, 2003